Exhibit 99.1

STANDARD LITHIUM LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

Dated: May 15, 2024

Meeting Details

Date:	June 27, 2024
Time:	10:00 a.m. (Pacific time)
Place:	Virtual

MESSAGE FROM OUR CEO

Dear Valued Shareholders:

The past year has presented the lithium sector with significant challenges, from market specific headwinds to broader economic uncertainty. Despite these obstacles, Standard Lithium has remained focused on advancing our mission to develop a reliable and sustainable U.S. supply of this critical mineral. We have made substantial progress across our project portfolio and taken proactive measures to position the company for long-term success.

Throughout the year, we made substantial progress across our project portfolio. This includes completing a Preliminary Feasibility Study (PFS) for our South West Arkansas project in September 2023, followed by the commencement of Front-End Engineering Design (FEED) and Definitive Feasibility Study (DFS) work in January 2024. In October 2023, we achieved a major milestone with the completion of a definitive feasibility study for our Phase 1A project, marking a key step towards commercial production using Direct Lithium Extraction (DLE).

Our goal is to create significant value for our shareholders by building a portfolio of high-quality lithium brine projects in the Smackover Formation, which is ideally suited for our industry leading DLE technology. Three years of focused data collection, sampling, and leasing efforts in East Texas culminated in a successful exploration drilling program, confirming the region's exceptional potential and yielding a significant discovery: the highest reported lithium-in-brine grade in North America. These results underscore our team's expertise in identifying and securing the best areas for resource expansion within the Smackover Formation, specifically those with optimal brine conditions for lithium extraction through our DLE technology.

Technological Innovation: Commercial-Scale DLE Success

In a demonstration of our industry leadership, Standard Lithium, in partnership with Koch Technology Solutions, achieved a major milestone in February 2024 by installing and commissioning the first commercial-scale DLE column in North America at our demonstration plant at the LANXESS South Plant. The successful operation of this column, identical in design and scale to those planned for our commercial facilities, marks a critical step in de-risking our path to production and validating our approach to sustainable lithium extraction.

Strengthening Our Leadership for the Future

To support our ambitious growth plans, we've strengthened our leadership team with key appointments. Salah Gamoudi, our new Chief Financial Officer, brings extensive experience in financial strategy and investor relations. With the addition of Mike Barman as Chief Development Officer, we've also significantly enhanced our capabilities in corporate development, offtake agreements, commercial partnerships, and strategic alliances.

Together, Salah and Mike's leadership is already driving greater efficiency and effectiveness across our operations. Their combined expertise reinforces our ability to execute our strategic plan and create significant value for our shareholders.

Community and Stakeholder Engagement:

Our commitment to community engagement is evident in our ongoing support for STEM education, workforce development programs like the Catalyst Program, and local sponsorships. We believe these initiatives are crucial for building strong relationships and contributing to the long-term success of both our company and the communities we operate in. We are also proud to have spearheaded the Arkansas Lithium Innovation Summit, which brought together industry leaders and policymakers to discuss the future of lithium production in the state. We believe that strong community partnerships and open dialogue are essential to our long-term success and the sustainable growth of the lithium industry.

Equinor Partnership: A Transformative Alliance

Standard Lithium has always believed in the power of strategic partnerships to overcome challenges and create value. In a complex and evolving lithium market, collaborating with partners who share our vision and bring complementary skills is essential to navigate the path to commercial production.

Our landmark partnership with Equinor is a testament to this belief. Their project-level strategic investment in our Southwest Arkansas and East Texas projects not only validates our assets and technical expertise, but also signals a shared commitment to responsible and sustainable lithium development. We are confident that this strategic alliance will be a catalyst for growth, enabling us to accelerate our projects, unlock the full potential of our resources, and deliver substantial value to our shareholders.

Gratitude and Continued Commitment

I extend my deepest gratitude to our shareholders for your continued support and trust. We are excited about the opportunities that lie ahead and remain dedicated to building a sustainable, innovative, and profitable future for Standard Lithium.

Sincerely, Robert Mintak Chief Executive Officer

MESSAGE FROM OUR CHAIRMAN

Dear Fellow Shareholders:

You are invited to attend our Annual General Meeting of Shareholders on June 27, 2024, at 10:00 AM (Pacific Time) virtually at https://virtual-meetings.tsxtrust.com/1661.

While the past year has presented a challenging market environment for the lithium sector, Standard Lithium has remained steadfast in its pursuit of mission-critical initiatives. Our unwavering focus has been on advancing our role in developing a robust U.S. supply base for critical minerals – essential for the future of energy and technology.

We have proactively taken steps to not only navigate these challenges, but to position ourselves for success in the long term. In 2023, we welcomed Claudia D’Orazio and Anca Rusu as independent directors, bringing invaluable experience and strategic vision to our board. We further strengthened our executive team with the appointments of Salah Gamoudi as Chief Financial Officer and Michael Barman as Chief Development Officer. Their financial acumen and development expertise are already proving instrumental as we enter this next phase of growth.

Our commitment to responsible and sustainable development remains at the forefront of our operations. We work hand-in-hand with local stakeholders and communities, striving to establish our operational regions as global models for sustainable mining practices.

Our efforts are gaining recognition not only from the communities where we operate but also from key strategic partners. Most notably, our recently announced partnership with Equinor, a global leader in energy and low-carbon solutions, validates our strategic approach and the vast potential of our lithium projects in Arkansas and Texas. The partnership with Equinor, along with our existing partnerships with Koch and Lanxess, puts us in a strong position for success.

The enclosed Management Information Circular provides detailed information about the Annual General Meeting, including voting procedures, board nominations, auditor appointments, and our executive compensation program. I encourage you to review this important document carefully.

Your participation and vote are crucial, and we value your engagement as we shape the future of Standard Lithium together.

Thank you for your continued support and trust.

Sincerely, Robert Cross Chairman

STANDARD LITHIUM LTD.
1625 – 1075 West Georgia Street
Vancouver, BC, Canada, V6E 3C9

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Standard Lithium Ltd. (the “Company”) will be held virtually on June 27, 2024 at 10:00 a.m. (Pacific time).

The Meeting will be a virtual meeting conducted via live webcast and accessible online at https://virtual-meetings.tsxtrust.com/1661 at 10:00 a.m. (Pacific time) on June 27, 2024. Please note that this site may not be fully accessible on all Internet browsers (Note – please do not use Internet Explorer). If you are unable to join the Meeting through your usual browser, we suggest trying to access the Meeting via a different browser. Registered and beneficial shareholders entitled to vote may attend and vote at the Meeting. Shareholders will be able to submit questions during the live webcast.

The Meeting will be held for the following purposes:

1.	to receive the audited financial statements of the Company as at and for the financial year ended June 30, 2023, together with the report of the auditor thereon;

2.	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the board of directors to fix the remuneration of the auditor;

3.	to set the number of directors for the ensuing year at seven (7);

4.	to elect directors to hold office for the ensuing year;

5.	to ratify the adoption of the new By-Law No. 1 (the “By-Law No. 1”), as set out under the heading “Ratifying of By-Law” in the attached management information circular (the “Circular”);

6.	to re-approve the Company’s rolling stock option plan (the “Option Plan”), as set out under the heading “Approval of Option Plan” in the attached Circular;

7.	to re-approve the Company’s long term incentive plan (the “Incentive Plan”), as set out under the heading “Approval of Incentive Plan” in the attached Circular; and

8.	to transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the accompanying Circular.

The Company has decided to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Meeting materials to its shareholders. Under Notice and Access, instead of receiving printed copies of the Circular, shareholders will receive a notice (the “Notice and Access Notice”) containing instructions on how to access such materials electronically. Together with the Notice and Access Notice, shareholders will also receive a proxy (“Proxy”) (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders) (collectively, the “Meeting Materials”), enabling them to submit their voting instructions ahead of the Meeting. The Meeting Materials will be posted on the Company’s website at https://www.standardlithium.com/investors/sedar and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile of the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at www.sedarplus.com. Pursuant to Notice and Access provisions, registered and beneficial shareholders are entitled to request delivery of a paper copy of the Circular at the issuer’s expense.

If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and vote on your behalf at the Meeting.

A shareholder who is unable to attend the Meeting and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed Proxy and deliver it in accordance with the instructions set out in the Proxy and in the Circular.

We strongly encourage shareholders to attend the Meeting and to vote their shares by Proxy prior to the Proxy cut-off at 10:00 a.m. (Pacific time) on June 25, 2024.

As set out in the notes, the enclosed Proxy is solicited by management; however, you may amend it by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 15th day of May, 2024.

By order of the Board of Directors.

STANDARD LITHIUM LTD.

/s/ “Robert Mintak”
Robert Mintak
Director and Chief Executive Officer

STANDARD LITHIUM LTD.
1625 – 1075 West Georgia Street
Vancouver, BC, Canada V6E 3C9

MANAGEMENT INFORMATION CIRCULAR

(containing information as at May 15, 2024 unless otherwise stated)

For the Annual General and Special Meeting
to be held at 10:00 a.m. (Pacific time) on June 27, 2024

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management (the “Management”) of Standard Lithium Ltd. (the “Company”), for use at the Annual General and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of the Company to be held on June 27, 2024, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

The enclosed form of proxy (the “Proxy”) is solicited by Management. The solicitation will be primarily by mail; however, Proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

VIRTUAL ONLY MEETING FORMAT

The Meeting will be a virtual meeting conducted via live webcast and accessible online at https://virtual-meetings.tsxtrust.com/1661 starting at 10:00 a.m. (Pacific time) on June 27, 2024. Please note that this site may not be fully accessible on all Internet browsers (Note - please do not use Internet Explorer). If you are unable to join the Meeting through your usual browser, we suggest trying to access the Meeting via a different browser. Registered and beneficial Shareholders entitled to vote may attend and vote at the Meeting. Shareholders will be able to submit questions during the live webcast.

We strongly encourage Shareholders to attend the Meeting and to vote their shares by Proxy prior to the Proxy cut-off at 10:00 a.m. (Pacific time) on June 25, 2024.

NOTICE AND ACCESS

The Company has decided to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Meeting materials to its Shareholders. Under Notice and Access, instead of receiving printed copies of the Circular, Shareholders will receive a notice (the “Notice and Access Notice”) containing instructions on how to access such materials electronically. Together with the Notice and Access Notice, Shareholders will also receive a Proxy (in the case of registered Shareholders) or a voting instruction form (“VIF”) (in the case of non-registered Shareholders) (collectively, the “Meeting Materials”), enabling them to submit their voting instructions ahead of the Meeting. The Meeting Materials will be posted on the Company’s website at https://www.standardlithium.com/investors/sedar and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile of the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at www.sedarplus.com. Pursuant to Notice and Access provisions, registered and beneficial Shareholders are entitled to request delivery of a paper copy of the Circular at the issuer’s expense.

APPOINTMENT OF PROXYHOLDERS

The persons named in the Proxy are representatives of the Company.

A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the Meeting other than the persons named in the accompanying Proxy (the “Proxyholder”). To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying Proxy and insert the name of the Shareholder’s nominee in the blank space provided or complete another suitable form of proxy.

A Proxy will not be valid unless it is duly completed, signed and deposited with the Company’s registrar and transfer agent, TSX Trust Company (“TSX Trust”) at P.O Box 721, Agincourt, Ontario, M1S 0A1, Canada, or by fax at 1-416-595-9593, or by scan and email to proxyvote@tmx.com not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A Proxy must be signed by the Shareholder or by his or her attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

VOTING BY PROXYHOLDER

Manner of Voting

The common shares of the Company (the “Common Shares”) represented by the Proxy will be voted for, against or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the Common Shares will be voted accordingly. On any poll, a Proxyholder will vote the Common Shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for, withhold or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Revocation of Proxy

A Registered Shareholder (defined below) who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by personally attending the Meeting online, or by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with the Company’s registrar and transfer agent, TSX Trust by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada, or by fax at 1-416-595-9593, or by scan and email to proxyvote@tmx.com, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are a non-registered Shareholder and wish to revoke or change your prior instructions, you must contact your intermediary well in advance of the Meeting and follow its instructions. Intermediaries may set deadlines for the receipt of revocations that are further in advance of the Meeting than those set out elsewhere in this Circular and related Proxy materials and, accordingly, any such revocation should be completed in coordination with your intermediary well in advance of the deadline for submitting Proxies or VIFs to ensure it can be given effect to at the Meeting.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a special resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, Common Shares held by Shareholders of the Company who have an interest in the subject matter of the resolution, as set out in the TSX Venture Exchange (the “Exchange”) Corporate Finance Manual, will be excluded from the count of votes cast on such motion.

ADVICE TO REGISTERED SHAREHOLDERS

Shareholders whose names appear on the records of the Company as the registered holders of Common Shares (the “Registered Shareholders”) may choose to vote by Proxy or attend the Meeting and vote virtually.

Registered Shareholders can vote in one of the following ways:

Internet, Email and Mail

To vote by Internet, go to www.meeting-vote.com and follow the instructions on screen. You will need your control number, which appears below your name and address on the Proxy.

To vote by fax or email, complete both sides of the Proxy, sign and date it and fax both sides to our transfer agent, TSX Trust, Attention: Proxy Department, to 416-595-9593 or scan and email to proxyvote@tmx.com.

To vote by mail, complete, sign and date the Proxy and return it in the envelope provided, or send it to: TSX Trust, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

At the Meeting

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

a)	Type in https://virtual-meetings.tsxtrust.com/1661 on your browser at least 15 minutes before the Meeting starts;

b)	Click on “I have a control number”;

c)	Enter your 13-digit control number (on your Proxy);

d)	Enter the password: standard2024 (case sensitive); and

e)	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click on “Submit”.

Returning your Proxy

Registered Shareholders who choose to submit a Proxy may do so by completing, signing, dating and depositing the Proxy with TSX Trust not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. The Proxy may be signed by the Shareholder or by his or her attorney in writing, or, if the Registered Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

If the Meeting is postponed or adjourned, we must receive your completed Proxy by 10:00 a.m. (Pacific time), two full business days before any adjourned or postponed Meeting at which the Proxy is to be used. Late Proxies may be accepted or rejected by the Chair of the Meeting at their discretion and they are under no obligation to accept or reject a late Proxy. The Chair of the Meeting may waive or extend the Proxy cut-off without notice.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold Common Shares in their own name.

Shareholders who do not hold their Common Shares in their own name (the “Beneficial Shareholders”) should note that only Proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such Common Shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The Common Shares held by intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the Common Shares on how to vote such Common Shares on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies the voting instruction forms, mails those voting instruction forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the voting instruction forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that voting instruction form to vote Common Shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such Common Shares are voted.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (“OBOs” for objecting beneficial owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for non-objecting beneficial owners). The Company does not intend to pay for intermediaries to deliver these Meeting Materials to OBOs and, as a result, OBOs will not be sent paper copies unless their intermediary assumes the costs.

Non-Objecting Beneficial Owners

Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Company will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF from the Company’s transfer agent, TSX Trust. These VIFs are to be completed and returned to TSX Trust in the envelope provided or by facsimile. In addition, TSX Trust provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. TSX Trust will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

The Meeting Materials are being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent has sent these proxy-related materials to you directly, please be advised that your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these proxy-related materials to you directly, the Company (and not the intermediaries holding securities on your behalf) has assumed responsibility for (i) delivering the proxy-related materials to you and (ii) executing your proper voting instructions as specified in the VIF. Please return your voting instructions as specified in the request for voting instructions.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to an OBO by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the OBO.

The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your common shares on your behalf. Broadridge typically supplies voting instruction forms on behalf of intermediaries, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the Common Shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such Common Shares are voted.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the directors or officers of the Company, at any time since the beginning of the Company’s last financial year, nor any proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors. Directors and officers may however be interested in the re-approval of the rolling stock option plan (the “Option Plan”) and the long term incentive plan (the “Incentive Plan”) as detailed under the headings “Re-approval of Option Plan” and “Re-approval of Incentive Plan”, respectively, below, as such persons are entitled to participate in the Option Plan and the Incentive Plan.

RECORD DATE, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

A Shareholder of record at the close of business on May 15, 2024 (the “Record Date”) who either personally attends the virtual Meeting or who has completed and delivered a Proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s Common Shares voted at the Meeting, or any postponement or adjournment thereof.

The Company’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares (“Preferred Shares”), without par value. As at the Record Date, the Company has 183,465,256 Common Shares issued and outstanding, with each Common Share carrying the right to one vote. As at the Record Date, no Preferred Shares are issued and outstanding.

Principal Holders of Voting Securities

To the best of the knowledge of the directors and officers of the Company, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

EXECUTIVE COMPENSATION

The following information is presented in accordance with Form 51-102F6 – Statement of Executive Compensation (the “Form”) and sets forth compensation of the Company for the year ended June 30, 2023.

All amounts represented in this Statement of Executive Compensation are in Canadian dollars unless stated otherwise.

General

The following terms when used in this section will have the following meanings:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“Director” means an individual who acted as a director of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives and processes and to discuss compensation decisions relating to the Company’s NEOs.

During the financial year ended June 30, 2023, the Company had five (5) NEOs: Robert Mintak, CEO and Director; Kara Norman, Former CFO and current Chief Accounting Officer (“CAO”) and Corporate Secretary; Dr. Andy Robinson, President, Chief Operating Officer (“COO”) and Director; Steve Ross, Vice President, Resource Development; and Jason Tielker, Vice President, Project Delivery.

Elements of NEO Compensation

Compensation of NEOs is reviewed annually and recommended to the board of directors of the Company (the “Board”) for approval by the compensation committee (the “Compensation Committee”). The level and elements of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, expected time commitments, past performance and the availability of financial resources.

In the Compensation Committee’s view, there has previously been no need for the Company to design or implement a formal compensation program for NEOs.

Set forth below is a table that describes the elements of NEO compensation:

Element	Description	Objectives
Base salary	Base salary is determined through an analysis that considers the expected nature and quantity of duties and responsibilities, past performance, expected time commitments and the availability of financial resources.	To attract, retain and motivate NEOs.
Annual cash bonuses (Short Term Incentives)	Annual cash bonuses comprise a portion of variable compensation for NEOs and is designed to reward NEOs on an annual basis for achievement of business objectives and individual performance.	Recognize and pay for performance of NEOs and attract, retain and motivate NEOs.
Options, RSUs and DSUs (Long Term Incentives)	Equity compensation comprises a portion of variable compensation for NEOs and is designed to reward NEOs for achievement of business objectives and individual performance, as well as align NEO performance with those of Shareholders and the long-term objectives of the Company.	Recognize and compensate performance of NEOs, attract, retain and motivate NEOs, and align performance of NEOs with those of Shareholders and long-term objectives of Company.

Compensation Risk Considerations

The Compensation Committee takes a balanced approach by using both short-term and long-term incentives which are based on both business objectives and individual performance as discussed above. The Company’s compensation strategy identifies the maximum number of awards granted under the Company’s Option Plan and Incentive Plan (each, as defined below). This strategy achieves the objectives of aligning the interests of NEOs and Company Shareholders and attracting, motivating, and retaining NEOs who are instrumental to the Company’s success while limiting excessive risk taking.

The Company does not currently prohibit NEOs or Directors from purchasing financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Company to such individuals as compensation or held, directly or indirectly, by the NEO or Director. However, to the best of the Company’s knowledge, no NEO or Director of the Company has purchased such financial instruments.

Based on its review of the Company’s compensation policies and practices, the Compensation Committee has not identified any risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee will continue to review the Company’s compensation strategy, policies and practices on an annual basis to ensure that risk related to compensation of NEOs and Directors is mitigated.

Performance Graph

The following graph compares the percentage change in cumulative total Shareholder return for CDN$100 invested in the Company’s Common Shares against the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Metals and Mining Index for the five-year period beginning July 1, 2018.

The amounts in the graph above and chart below are as of July 1 and June 30, respectively, in each of the years 2018, 2019, 2020, 2021, 2022 and 2023.

Index	June 30, 2018 (CDN$)	June 30, 2019 (CDN$)	June 30, 2020 (CDN$)	June 30, 2021 (CDN$)	June 30, 2022 (CDN$)	June 30, 2023 (CDN$)
Standard Lithium Ltd.	100.00	81.82	90.91	462.73	500.00	545.45
S&P/TSX Composite Index	100.00	100.64	95.32	123.88	115.87	123.82
S&P/TSX Composite Metals and Mining Index	100.00	104.60	151.66	142.57	126.52	150.14

As shown in the graph above, during the fiscal year ended June 30, 2023, the Company’s Common Share price significantly outperformed both the S&P/TSX Composite Index and the S&P/TSX Composite Metals and Mining Index. This trend has continued since June 30, 2021. The Company believes that this outperformance is driven by its strategic focus on developing high-grade lithium brine projects in the United States, particularly our flagship projects in southern Arkansas: the South West Arkansas project, which encompasses over 27,000 acres of brine leases, and the Lanxess project, home to our industry-leading Direct Lithium Extraction (“DLE”) demonstration plant. The DLE demonstration plant is being used for proof-of-concept and commercial feasibility studies. The most advanced initiative within the Lanxess project is Phase 1A. Additionally, the Company has made significant strides in identifying and securing prospective lithium brine resources in East Texas, expanding its potential resource base.

Beyond project advancements, broader macroeconomic developments in North America and globally, along with geopolitical tensions, have supported the development of domestic electric vehicle and battery production infrastructure, further contributing to the Company’s outperformance relative to the S&P/TSX Composite Index and the S&P/TSX Composite Metals and Mining Index.

The trend in overall compensation paid to the Company’s NEOs over this time has not directly tracked to the performance of the Company’s Common Shares or the noted indices. Given the Company’s stage of development, the Company’s Common Share price can be volatile and is currently not a significant factor in cash compensation considerations. The value of Option (defined below) and Share Unit (defined below) awards is influenced by the Company’s Common Share price performance.

Share-Based and Option-Based Awards

The Company currently has two equity incentive plans: (i) a stock option plan (the “Option Plan”), and (ii) a long-term incentive plan (the “Incentive Plan”).

The Option Plan is designed to motivate NEOs and Directors by providing them with the opportunity, through stock options (each, an “Option”), to acquire an interest in the Company and benefit from the Company’s growth.

The Incentive Plan provides for the grant of rights to acquire any number of Common Shares (each, a “Share Unit”), from time to time that each represent the right to receive, subject to adjustments in certain circumstances, one Common Share in consideration for past performance upon expiry of an applicable restricted period, the holder ceasing to be involved with the Company or the satisfaction of certain established performance conditions.

See “Option Plan” and “Incentive Plan” below for summaries of the equity incentive plans.

Other than the Option Plan and Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

As noted above, compensation of NEOs, including the award of Options and Share Units, is reviewed annually and recommended to the Board for approval by the Compensation Committee. The number of Options and Share Units is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, expected time commitments and the availability of financial resources. The Compensation Committee takes into account the maximum number of awards available for grant under the Option Plan and Incentive Plan, in addition to previous grants, when considering new grants under any equity incentive plan.

Compensation Committee

The Compensation Committee reviews annually and recommends to the Board compensation for NEOs. The Compensation Committee may meet more frequently during the year to review compensation matters and may engage third party consultants to assist in evaluating compensation matters.

The current members of the Compensation Committee are Robert Cross (Chair), Dr. Volker Berl, Claudia D’Orazio and Jeffrey Barber, all of whom are independent1 and all of whom have direct experience that is relevant to their responsibilities in executive compensation.

Robert Cross (Chair)

Mr. Cross currently serves as the non-executive Chairman of the Company and is the Chair of the Compensation Committee. Mr. Cross has more than 30 years of experience as a company founder, financier, and advisor in the mining and oil & gas sectors. Between 2007 and June 2023 he was a co-founder and Chairman of B2Gold Corp. Between 2004 and 2016 he was co-founder and Chairman of Bankers Petroleum Ltd. From 2002 until 2007, he served as Chairman of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an Engineering Degree from the University of Waterloo and he received his MBA from Harvard Business School in 1987.

1 “Independent” means “independent” within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees.

Dr. Volker Berl

Dr. Berl serves as an independent Director of the Company and is also a member of the Compensation Committee, the corporate governance and nominating committee (the “Corporate Governance and Nominating Committee”) and the audit committee (the “Audit Committee”). Dr. Berl is the founder, managing partner, and Chief Executive Officer of New Age Ventures. Early in his career, Dr. Berl was head of a Process Development Laboratory at BASF AG, Germany, teaming up to build the Fine Chemical Division’s pharmaceutical contract manufacturing business and overseeing the process development for some of BASF’s most important APIs. More recently, Dr. Berl was Vice President of Equity Research Pharmaceuticals for Deutsche Bank and Chief Technology Officer for the bioscience company Zymes LLC. Dr. Berl holds an MBA from Concordia University and completed a postdoctoral chemistry fellowship at Stanford University. Before earning his Ph.D. in Strasbourg, Dr. Berl finished a Masters in Chemical Engineering at the École Nationale Supérieure de Chimie, Polymères et Matériaux, in France.

Claudia D’Orazio

Ms. D’Orazio serves as an independent Director of the Company and is also a member of the Compensation Committee, the Audit Committee and the Corporate Governance and Nominating Committee. Ms. D’Orazio is also Executive Vice President and Chief Human Resources and Technology Officer for Centerra Gold Inc. Ms. D’Orazio has over 30 years experience as a Senior Executive and has an extensive background in human resources, risk management, internal audit, information technology, supply chain management, integrations, treasury and finance. Ms. D’Orazio joined Centerra Gold Inc. in February 2020 as Vice President, Chief Human Resources Officer. Prior to joining Centerra, Ms. D’Orazio held several executive roles at Pembina Pipeline Corporation from 2006 to 2020 including, Corporate Controller, Vice President & Treasurer, Vice President Risk and Compliance and most recently, was Vice President Human Resources. Ms. D’Orazio began her career at KPMG Canada and joined The Royal Bank of Canada for over 10 years in various Accounting and Finance roles. Ms. D’Orazio holds a Bachelor of Commerce degree, specializing in Accounting & Management Information Systems and a CPA designation from McGill University.

Jeffrey Barber

Mr. Barber serves as an independent Director of the Company and is also a member of the Compensation Committee and the Audit Committee. Mr. Barber has worked closely with various public company boards and executive teams to assist in capital markets initiatives and advise on go-public transactions, valuations and M&A mandates. Most recently, Mr. Barber was a co-founder and CFO of Hiku Brands until the company’s sale in 2018. From 2012 to 2016, Mr. Barber was a co-founder and managing partner of a boutique M&A advisory firm in Calgary. Prior thereto, Mr. Barber spent many years covering the energy sector on investment banking and research teams at Canaccord Genuity Corp. and Raymond James Ltd. Mr. Barber began his career as an economist with Deloitte LLP. Mr. Barber is a CFA charter holder and holds a Masters in Finance and Economics from the University of Alberta.

Compensation Consultant

During the year ended June 30, 2023, the Company engaged Lane Caputo Compensation Inc. (“Lane Caputo”), an independent third party, to review and evaluate compensation paid to the Company’s Board, CEO, COO and President, CFO and key senior management roles. The Compensation Committee and senior management reviewed Lane Caputo’s findings and recommendations and took such findings and recommendations into consideration in determining compensation. During the year ended June 30, 2023, the Company paid Lane Caputo an aggregate fee of $33,000 for the services noted above.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the three most recently completed financial years to each NEO:

Table of Compensation(1)
Non-equity incentive plan compensation (CDN$)
Name and position	Year(2)	Salary (CDN$)		Share-based awards (CDN$)	Option-based awards (CDN$)		Annual incentive plans		Long-term incentive plans	Pension value (CDN$)	All other compensation (CDN$)	Total compensation (CDN$)
Robert Mintak CEO and Director	2023 2022 2021	556,641 454,317 350,000	(3) (3)	Nil Nil Nil	1,207,955 Nil 678,728	(10) (8)	400,000 400,000 100,000	(4) (5) (6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	2,164,596 854,317 1,128,728
Kara Norman Former CFO (current CAO) and Corporate Secretary	2023 2022 2021	347,901 255,428 138,158	(3) (3)	Nil Nil Nil	690,260 Nil 678,728	(10) (8)	250,000 178,200 25,000	(4) (5) (6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,288,161 433,628 841,886
Dr. Andrew Robinson President, COO and Director	2023 2022 2021	556,641 454,321 350,004	(3) (3)	Nil Nil Nil	1,207,955 Nil 678,728	(10) (8)	400,000 400,000 100,000	(4) (5) (6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	2,164,596 854,321 1,128,732
Stephen Ross Vice President, Resource Development	2023 2022 2021	454,900 359,288 335,147		Nil Nil Nil	345,130 Nil Nil	(10)	Nil Nil Nil		Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	800,030 359,288 335,147
Jason Tielker Vice President, Project Delivery(7)	2023 2022	495,200 313,800		Nil Nil	690,260 970,808	(10) (9)	Nil Nil		Nil Nil	Nil Nil	Nil Nil	1,185,460 1,284,608

Notes:

1.	This table does not include amounts paid as reimbursement for expenses.

2.	Year ended June 30.

3.	Effective January 1, 2022, amounts paid to NEOs were fixed in US dollars and paid to NEOs in Canadian dollars based on the average Bank of Canada daily exchange rate in the month end immediately prior to payment.

4.	Cash bonus earned for fiscal year ended June 30, 2023 performance in recognition of the continued service of the NEO and contributions to the ongoing success of the Company. Bonus paid in October 2023.

5.	Cash bonus earned for calendar year ended December 31, 2021 performance in recognition of the continued service of the NEO and contributions to the ongoing success of the Company. Bonus paid in April 2022.

6.	Cash bonus earned for calendar year ended December 31, 2020 in recognition of the continued service of the NEO and contributions to the ongoing success of the Company. Bonus paid in February 2021.

7.	Mr. Jason Tielker joined the Company on October 1, 2021.

8.	On January 18, 2021, the Company granted 200,000 Options at an exercise price of CDN$3.39 each to Mr. Mintak, Mr. Robinson and Ms. Norman. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 147% volatility; 0.35% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon exercise or release and expire on January 18, 2026. The Options vested at grant.

9.	On February 14, 2022, the Company granted 250,000 Options at an exercise price of CDN$7.55 to Mr. Tielker. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3 year expected life; 78% volatility; 1.60% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon exercise or release and expire on February 14, 2025. The Options vest as follows: 1/4 on date of grant, 1/4 after three months; 1/4 after six months; and 1/4 after nine months.

10.	On April 11, 2023, the Company granted 350,000 Options at an exercise of CDN$5.08 each to Mr. Mintak and Mr. Robinson, 200,000 Options at an exercise price of CDN$5.08 to Ms. Norman and Mr. Tielker and 100,000 Options at an exercise price of CDN$5.08 to Mr. Ross. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 84% volatility; 3.14% risk free interest rate; and a nil% dividend rate. Each Option entitles to holder to one Common Share upon the exercise or release and expire on April 11, 2028. The Options vested at grant.

Incentive Plan Awards – NEOs

The following table sets forth information concerning all compensation securities granted or issued by the Company to each NEO during the most recently completed financial year:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)(2)		Date of issue or grant	Issue, conversion or exercise price (CDN$)	Closing price of security or underlying security on date of grant (CDN$)	Closing price of security or underlying security at year end (CDN$)(3)	Expiry Date
Robert Mintak CEO and Director	Options DSUs	350,000 (4.28 633,071 (31.80	)% )%	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Kara Norman Former CFO (current CAO) and Corporate Secretary	Options DSUs	200,000 (2.45 300,669 (15.10	)% )%	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Dr. Andrew Robinson President, COO and Director	Options DSUs	350,000 (4.28 633,071 (31.80	)% )%	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Stephen Ross Vice President, Resource Development	Options	100,000 (1.22)%		Apr 11, 2023	$5.08	$5.08	$5.95	Apr 11, 2028
Jason Tielker Vice President, Project Delivery	Options	200,000 (2.45)%		Apr 11, 2023	$5.08	$5.08	$5.95	Apr 11, 2028

Notes:

1.	Option percentages are based on 8,170,000 Options outstanding as at June 30, 2023.

2.	DSU percentages are based on 1,991,004 DSUs outstanding as at June 30, 2023.

3.	Year ended June 30, 2023.

Outstanding Share-Based Awards and Option-Based Awards

The following provides a summary of equity incentive plan awards outstanding for each NEO as of June 30, 2023:

	Option-based awards					Share-based awards
Name and position	Number of Common Shares underlying unexercised Options	Option exercise price (CDN$)		Option expiry date	Value of unexercised in-the-money Options(1) (CDN$)	Number of Common Shares or Share Units that have not vested	Market or payout value of share- based awards that have not vested(2) (CDN$)	Market or payout value of vested share-based awards not paid out or distributed (CDN$)
Robert Mintak CEO and Director	350,000 200,000 450,000	$ $ $	5.08 3.39 1.40	Apr 11, 2028 Jan 18, 2026 Sep 4, 2023	304,500 512,000 2,047,500	633,071	3,766,772	Nil
Kara Norman Former CFO (current CAO) and Corporate Secretary	200,000 200,000	$ $	5.08 3.39	Apr 11, 2028 Jan 18, 2026	174,000 512,000	300,669	1,788,980	Nil
Dr. Andrew Robinson President, COO and Director	350,000 200,000 450,000	$ $ $	5.08 3.39 1.40	Apr 11, 2028 Jan 18, 2026 Sep 4, 2023	304,500 512,000 2,047,500	633,071	3,766,772	Nil
Stephen Ross Vice President, Resource Development	100,000		$5.08	Apr 11, 2028	87,000	Nil	Nil	Nil
Jason Tielker Vice President, Project Delivery	200,000 250,000	$ $	5.08 7.55	Apr 11, 2028 Feb 14, 2025	174,000 Nil	Nil	Nil	Nil

Notes:

1.	The value of Options is based on the difference between the closing price of Common Shares on June 30, 2023 of $5.95 and the exercise price of the Options.

2.	The value of the DSUs is based on the closing price of Common Shares on June 30, 2023 of $5.95.

Incentive Plan Awards – Value Vested or Earned During the Year

The following provides a summary of the value of all incentive plan awards that vested for each NEO during the year ended June 30, 2023:

Name and position	Option-based awards – Value vested during the year (CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Robert Mintak CEO and Director	Nil	Nil	Nil
Kara Norman Former CFO (current CAO) and Corporate Secretary	Nil	Nil	Nil
Dr. Andrew Robinson President, COO and Director	Nil	Nil	Nil
Stephen Ross Vice President, Resource Development	Nil	Nil	Nil
Jason Tielker Vice President, Project Delivery	Nil	Nil	Nil

The following provides information relating to amounts received upon the exercise of Options for each NEO during the year ended June 30, 2023:

Name and position	Number of Options exercised	Option exercise price (CDN$)		Common Share price on exercise date (CDN$)		Value realized on exercise (CDN$)
Robert Mintak CEO and Director	1,100,000		$0.76		$5.55	5,269,000
Kara Norman Former CFO (current CAO) and Corporate Secretary	100,000 350,000	$ $	2.10 0.76	$ $	6.25 5.68	415,000 1,722,000
Dr. Andrew Robinson President, COO and Director	1,100,000		$0.76		$5.25	4,939,000
Stephen Ross Vice President, Resource Development	50,000 200,000	$ $	2.10 0.75	$ $	5.80 4.79	185,000 808,000
Jason Tielker Vice President, Project Delivery	Nil		N/A		N/A	N/A

Option Plan

The Company has adopted the Option Plan pursuant to which the Board or a special committee of the Directors appointed from time to time by the Board may grant Options to purchase Common Shares of the Company by directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Company or its subsidiaries.

Subject to the provisions of the Option Plan, the Board shall have authority to construe and interpret the Option Plan and all option agreements entered into thereunder, to define the terms used in the Option Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Option Plan and to make all other determinations necessary or advisable for the administration of the Option Plan.

The purpose of the Option Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries and affiliates, if any, to acquire Common Shares, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.

The aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other security-based compensation arrangements of the Company shall not exceed ten percent (10%) of the issued and outstanding Common Shares as of the date of any grant of Options, subject to the following additional limitations:

a)	the aggregate number of Options granted to any one person under the Option Plan within a twelve (12) month period, together with all other security-based compensation arrangements of the Company, must not exceed five percent (5%) of the then outstanding number of Common Shares, in the aggregate (on a non-diluted basis);

b)	Options shall not be granted if the exercise thereof would result in the issuance of more than two percent (2%) of the issued Common Shares, in the aggregate, in any twelve (12) month period to any one consultant of the Company (or any of its subsidiaries);

c)	Options shall not be granted if the exercise thereof would result in the issuance of more than two percent (2%) of the issued Common Shares in any twelve (12) month period to any persons employed to provide investor relations activities;

d)	Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least twelve (12) months with no more than one-quarter of the Options vesting in any three (3) month period; and

e)	the number of Common Shares subject to an Option grant to any directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Company or its subsidiaries (such persons hereinafter collectively referred to as “Participants”) shall be determined by the Board, but no one Participant shall be granted an Option which exceeds the maximum number permitted by the TSX Venture Exchange (the “Exchange”).

If any Option granted under the Option Plan shall expire or terminate for any reason in accordance with the terms of the Option Plan without being exercised, the un-purchased Common Shares subject thereto shall again be available for the purpose of the Option Plan.

Options may be granted to the Participants exercisable at a price determined by the Board, subject to applicable Exchange approval, at the time any Option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The Directors of the Company may, by resolution, determine the time period during which any Option may be exercised, provided that this time period does not contravene any rule or regulation of such exchange on which the Common Shares may be listed. For greater certainty, in no circumstances shall the maximum term exceed ten (10) years. Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist. Subject to any vesting restrictions imposed by the Board, Options may be exercised in whole or in part at any time and from time to time during the option period.

In the event of a Participant ceasing to be a director, officer or employee of the Company or a subsidiary of the Company for any reason other than death, including the resignation or retirement of the Participant as a director, officer or employee of the Company or the termination by the Company of the employment of the Participant, such Participant may exercise their Option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within thirty (30) days, subject to adjustment at the discretion of the Board. In the event of the death of a Participant, the Option previously granted to them shall be exercisable only within the one (1) year after such death and then only: (i) by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution; and (ii) if and to the extent that such Participant was entitled to exercise the Option at the date of his or her death.

Subject to the foregoing restrictions, and certain other restrictions set out in the Option Plan, the Board is authorized to provide for the granting of Options and the exercise and method of exercise of Options granted under the Option Plan.

There are presently 9,920,000 Options outstanding under the Option Plan, 5,750,000 of which are held directly and indirectly by NEOs or Directors of the Company.

Incentive Plan

The Incentive Plan provides for the issue of Common Shares to Participants (as defined in the Incentive Plan) for the purpose of advancing the interests of the Company through the motivation, attraction, and retention of officers, employees, consultants, and directors of the Company and its affiliates and to secure for the Company and its Shareholders the benefits inherent in the ownership of Common Shares by key officers, employees, consultants, and directors of the Company and its affiliates; it being recognized generally that equity incentive plans aid in attracting, retaining, and encouraging officers, employees, consultants and directors due to the opportunity offered to them, to acquire a proprietary interest in the Company.

The Incentive Plan is administered by the Board or a committee of the Board (the “Committee”), and the Committee has full authority to administer the Incentive Plan including the authority to interpret and construe any provision of the Incentive Plan and to adopt, amend and rescind such rules and regulations for administering the Incentive Plan as the Committee may deem necessary in order to comply with the requirements of the Incentive Plan.

Under the Incentive Plan, eligible Participants will be granted Share Units to acquire any number of Common Shares, from time to time that each Share Unit represents the right to receive, subject to adjustments in certain circumstances, one Common Share in consideration for past performance upon expiry of an applicable restricted period, the holder ceasing to be involved with the Company or the satisfaction of certain established performance conditions. A Share Unit which is only subject to a time-based restricted period, shall be referred to as a “RSU”, a Share Unit of which the issuance of the underlying Common Share is subject to any performance condition shall be referred to as a “PSU”, and a Share Unit of which the issuance of the underlying Common Share is subject to the occurrence of a Termination or Retirement event (as defined in the Incentive Plan), shall be referred to as a “DSU”. The Committee shall have the discretion to grant PSUs which allow for the holder thereof receiving a number of Common Shares based on the achievement of performance ratios or multipliers as the Committee may determine upon such grant. RSUs, PSUs and DSUs are the only Share Units permitted to be issued under the Incentive Plan.

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not subject to the provisions of the Internal Revenue Code may elect to defer receipt of all or any part of their RSUs until a deferred payment date if they elect to do so by written notice to the Company no later than sixty (60) days prior to the expiry of the applicable restricted period.

The aggregate maximum number of Common Shares available for issuance from treasury under the Incentive Plan shall not exceed ten percent (10%) of the outstanding Common Shares as of the date of any grant of share-based compensation unit when combined with any other security-based compensation arrangements of the Company in place at the time.

The maximum number of Common Shares issuable to Insiders (as defined in the Incentive Plan), at any time, pursuant to the Incentive Plan and any other share-based compensation arrangements of the Company, is ten percent (10%) of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to Insiders, within any one-year period, pursuant to the Incentive Plan and any other share-based compensation arrangements of the Company is ten percent (10%) of the total number of Common Shares then outstanding.

So long as the Company is subject to Exchange requirements, no Share Units may be issued to anyone engaged to perform Investor Relations Activities (as defined in the Incentive Plan) for the Company and in no event can an issuance of Share Units, when combined with any grants made pursuant to any other share-based compensation arrangements, result in:

a)	any one person in a twelve (12) months period being granted such number of share-based compensation awards equaling or exceeding five percent (5%) of the issued Common Shares, calculated on the date a share-based compensation award is granted to the person (unless the Company has obtained the requisite disinterested shareholder approval); and

b)	any one consultant in a twelve (12) months period being granted such number of share-based compensation awards equaling or exceeding two percent (2%) of the issued Common Shares, calculated at the date the share-based compensation award is granted to the consultant.

The maximum term for Share Units is up to ten (10) years but may be such shorter term as the Company chooses.

In the event of:

a)	the death of a Participant, any Share Units held by such Participant will vest on the date of death of such Participant and the Common Shares represented by the Share Units held by such Participant will be issued to the Participant’s estate as soon as reasonably practical thereafter, but in any event no later than ninety (90) days thereafter; and

b)	the disability of a Participant (determined in accordance with the Company’s normal disability practices), any Share Units held by such Participant will vest on the date in which such Participant is determined to be totally disabled and the Common Shares represented by the Share Units held by the Participant will be issued to the Participant as soon as reasonably practical, but in any event no later than thirty (30) days following receipt by the Company of notice of disability.

In the event of (i) a Change of Control (as defined under the Incentive Plan), and (ii) the participant being subject to a Triggering Event (as such term is defined under the Incentive Plan), then all Share Units held by such Participant shall immediately vest on the date of such Triggering Event notwithstanding the restricted period.

There are presently 1,991,004 Share Units outstanding under the Incentive Plan.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by Directors or NEOs of the Company. There are no agreements or arrangements that provide for compensation to NEOs or Directors of the Company, or that provide for payments to a NEO or Director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Company or a change in the NEO or Director’s responsibilities, other than as follows:

•	The Company entered into an employment agreement effective January 1, 2023 with Andrew Robinson (“Robinson”), a Director, President and COO of the Company (the “Robinson Agreement”), which supersedes the previous consulting agreement dated July 1, 2020 with Green Core Consulting Ltd., a company controlled by Robinson. Under the Robinson Agreement, Mr. Robinson is entitled to a salary of USD$400,000 per year. The Robinson Agreement includes confidentiality and non-competition provisions. The Robinson Agreement also includes a “Change of Control” clause, as detailed below, with a caveat that a change of control with respect to the Robinson Agreement occurs when any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment, or understanding shall acquire or hold, directly or indirectly, 30% or more of the voting rights attached to all outstanding equity securities.

•	The Company entered into an employment agreement effective January 1, 2023 with Robert Mintak (“Mintak”), a Director and CEO of the Company (the “Mintak Agreement”), which supersedes the previous consulting agreement dated July 1, 2020 with Mintak. Under the Mintak Agreement, Mr. Mintak is entitled to a salary of USD$400,000 per year. The Mintak Agreement includes confidentiality and non-competition provisions. The Mintak Agreement also includes a “Change of Control” clause, as detailed below, with a caveat that a change of control with respect to the Mintak Agreement occurs when any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment, or understanding shall acquire or hold, directly or indirectly, 30% or more of the voting rights attached to all outstanding equity securities.

•	The Company entered into an employment agreement effective January 1, 2023 with Kara Norman (“Norman”), the former CFO and current CAO of the Company (the “Norman Agreement”), which supersedes the previous consulting agreement dated July 1, 2020 with Norman. Under the Norman Agreement, Ms. Norman is entitled to a salary of USD$250,000 per year. The Norman Agreement includes confidentiality and non-competition provisions. The Norman Agreement also includes a “Change of Control” clause, as detailed below, with a caveat that a change of control with respect to the Norman Agreement occurs when any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment, or understanding shall acquire or hold, directly or indirectly, 30% or more of the voting rights attached to all outstanding equity securities.

•	The Company entered into a consulting agreement dated July 1, 2020 with Anthony Alvaro, a Director of the Company (the “Alvaro Agreement”, and together with the Robinson Agreement, the Mintak Agreement and the Norman Agreement, the “Agreements”). Under the Alvaro Agreement, as amended, Mr. Alvaro is entitled to fees of CDN$240,000 per year. The Alvaro Agreement includes confidentiality and conflict of interest provisions. The Alvaro Agreement also includes a “Change of Control” clause as detailed below.

•	The Company entered into a consulting agreement dated October 1, 2021 with 1104604 BC Ltd., a company controlled by Stephen Ross, Vice President, Resource Development of the Company (the “Ross Agreement”). Under the Ross Agreement, Mr. Ross is entitled to consulting fees of CDN$200 per hour. The Ross Agreement includes confidentiality provisions.

•	The Company entered into a consulting agreement dated January 29, 2018 with 1104602 BC Ltd., a company controlled by Jason Tielker, Vice President, Project Delivery of the Company (the “Tielker Agreement”). Under the Tielker Agreement, Mr. Tielker is entitled to consulting fees of CDN$200 per hour. The Tielker Agreement includes confidentiality provisions.

The “Change of Control” clause can be triggered should certain events occur as follows:

a)	A merger, amalgamation, arrangement, reorganization or transfer takes place in which equity securities of the Company possessing more than one-half of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the Directors of the Company prior to the transaction constitute less than one-half of the directors following the transaction, except that no Change in Control will be deemed to occur if such merger, amalgamation, arrangement, reorganization or transfer is with any subsidiary or subsidiaries of the Company;

b)	If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, 20% or more of the voting rights attached to all outstanding equity securities;

c)	If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the Directors of the Company; or

d)	If the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change in Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

If the Company terminates the Agreements without Just Cause (as defined in the Agreements) or the Director or NEO terminates for Good Reason (as defined in the Agreements), in the twelve (12) month period following a Change of Control, the Company shall provide the Directors or NEOs an amount equal to the total of the fees paid at his or her monthly rate in the twenty-four (24) months preceding termination.

If the Company terminates the Agreements without Just Cause (as defined in the Agreements), the Company shall provide the Directors or NEOs with working notice, payment in lieu of working notice or a combination of the two equal to the total of the fees paid at his or her monthly rate in the twenty-four (24) months preceding termination.

Termination and Change of Control Benefits

The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as an NEO or Director in connection with or related to the retirement, termination or resignation of such person. The Company has not provided any compensation to such persons as a result of a Change of Control of the Company.

The following table shows the estimated payments that would be payable under the Agreements in the event of a Change of Control or if the Company terminates the Agreements other than for Just Cause (as defined in the Agreements) on June 30, 2023:

Estimated payments for “Change of Control” or termination other than for Just Cause or Good Reason (as defined in the Agreements)

Name and position	Base Salary(1) (CDN$)		Bonus(2) (CDN$)	Share-based awards (CDN$)	Option-based awards(3) (CDN$)	Total (CDN$)
Robert Mintak CEO and Director	800,000	(4)	800,000	Nil	Nil	1,600,000
Kara Norman Former CFO (current CAO) and Corporate Secretary	500,000	(4)	500,000	Nil	Nil	1,000,000
Dr. Andrew Robinson President, COO and Director	800,000	(4)	800,000	Nil	Nil	1,600,000
Anthony Alvaro Director	500,000		Nil	Nil	Nil	500,000
Stephen Ross Vice President, Resource Development	Nil		Nil	Nil	Nil	Nil
Jason Tielker Vice President, Project Delivery	Nil		Nil	Nil	Nil	Nil
Robert Cross Non-Executive Chair	Nil		Nil	Nil	Nil	Nil
Jeffrey Barber Director	Nil		Nil	Nil	Nil	Nil
Dr. Volker Berl Director	Nil		Nil	Nil	Nil	Nil
Claudia D’Orazio(5) Director	Nil		Nil	Nil	Nil	Nil
Anca Rusu(6) Director	Nil		Nil	Nil	Nil	Nil

Notes:

1.	Based on base salary received for the years ended June 30, 2023 and 2022.

2.	Based on bonuses awarded during the years ended June 30, 2023 and 2022.

3.	The value of Options is based on the difference between the closing price of Common Shares on June 30, 2023 of $5.95 and the exercise price of the Options. In accordance with the Option Plan, individuals will have 30 days from termination to exercise Options.

4.	Effective January 1, 2022, amounts paid to NEOs were fixed in US dollars and estimated change of control payments would be paid to NEOs in Canadian dollar equivalents based on the average Bank of Canada daily exchange rate in the month end immediately prior to payment.

5.	Claudia D’Orazio joined the Board on January 17, 2023.

6.	Anca Rusu joined the Board on January 17, 2023.

Director Compensation

The following table provides a summary of compensation paid, directly or indirectly, for the most recently completed financial year to each Director who is not also an NEO:

Table of Compensation

Name	Fees earned (CDN$)		Share-based awards (CDN$)	Option-based awards (CDN$)(5)	Non-equity incentive plan compensation (CDN$)	Pension value (CDN$)	All other compensation (CDN$)	Total compensation (CDN$)
Anthony Alvaro Director	$250,000	(1)	962,000	1,035,390	Nil	Nil	Nil	2,247,390
Jeffrey Barber Director	135,328	(4)	352,400	1,035,390	Nil	Nil	Nil	1,523,118
Robert Cross Non-Executive Chair	134,219	(4)	402,400	1,035,390	Nil	Nil	Nil	1,572,009
Dr. Volker Berl Director	100,852	(4)	238,100	1,035,390	Nil	Nil	Nil	1,374,342
Claudia D’Orazio(2)	50,543	(4)	100,000	1,035,390	Nil	Nil	Nil	1,185,933
Anca Rusu(3)	50,543	(4)	100,000	1,035,390	Nil	Nil	Nil	1,185,933

Notes:

1.	See Alvaro Agreement. Mr. Alvaro is compensated for consulting services to the Board and senior management of the Company.

2.	Claudia D’Orazio joined the Board on January 17, 2023.

3.	Anca Rusu joined the Board on January 17, 2023.

4.	Fees earned in connection with the performance of duties on the Board. As of January 1, 2021, Directors were compensated at a rate of CDN$75,000 per year. Effective January 1, 2022, the rate was updated to US$75,000, plus an additional US$25,000 for Directors who held the position of chair of any committee. Maximum payment in fees to any Director is USD$100,000.

5.	On April 11, 2023, the Company granted 300,000 Options at an exercise price of CDN$5.08 each to the Directors of the Company. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 84% volatility; 3.14% risk free interest rate; and a nil% dividend rate. Each Option entitles to holder to one Common Share upon the exercise or release and expire on April 11, 2028. The Options vested at grant.

Compensation of Directors is reviewed annually by the Board. The level of compensation for Directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, expected time commitments and the availability of financial resources.

In the Board’s view, there has been no need for the Company to design or implement a formal compensation program for Directors. While the Board considers Option grants to Directors under the Option Plan from time to time, and grants of Share Units under the Incentive Plan, the Board does not employ a prescribed methodology when determining the grant or allocation of Options or Share Units. Other than the Option Plan and the Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for Directors.

Incentive Plan Awards – Directors

The following table sets forth information concerning all compensation securities granted or issued by the Company to each Director during the most recently completed financial year:

Compensation Securities

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)(2)		Date of issue or grant	Issue, conversion or exercise price (CDN$)	Closing price of security or underlying security on date of grant (CDN$)	Closing price of security or underlying security at year end (CDN$)(3)	Expiry Date
Anthony Alvaro Director	Options(4) DSUs	300,000 (3.67 189,370 (9.51	)% )%	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Jeffrey Barber Director	Options(4) DSUs	300,000 (3.67 69,370 (3.48	)% )%	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Robert Cross Non-Executive Chair	Options(4) DSUs	300,000 (3.67 79,213 (3.98	)% )%	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Dr. Volker Berl Director	Options(4) DSUs	300,000 (3.67 46,870 (2.35	)% )%	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Claudia D’Orazio Director	Options(4) DSUs	300,000 (3.67 19,685 (0.99	)% )%	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Anca Rusu Director	Options(4) DSUs	300,000 (3.67 19,685 (0.99	)% )%	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A

Notes:

1.	Option percentages are based on 8,170,000 Options outstanding as at June 30, 2023.

2.	DSU percentages are based on 1,991,004 DSUs outstanding as at June 30, 2023.

3.	Year ended June 30, 2023.

4.	These Options vested and became exercisable by the optionee immediately upon being issued.

Outstanding Share-Based Awards and Option-Based Awards

The following provides a summary of equity incentive plan awards outstanding for each Director as of June 30, 2023:

	Option-Based Awards						Share-Based Awards
Name and position	Number of Common Shares underlying unexercised Options	Option exercise price (CDN$)		Option expiry date	Value of unexercised in-the-money Options(1) (CDN$)		Number of Common Shares or Share Units that have not vested	Market or payout value of share- based awards that have not vested(2) (CDN$)	Market or payout value of vested share-based awards not paid out or distributed (CDN$)
Anthony Alvaro Director	300,000 200,000 450,000	$ $ $	5.08 3.39 1.40	Apr 11, 2028 Jan 18, 2026 Sep 4, 2023	$ $ $	261,000 512,000 2,047,500	189,370	$1,126,751	Nil
Jeffrey Barber Director	300,000 200,000	$ $	5.08 3.39	Apr 11, 2028 Jan 18, 2026	$ $	261,000 512,000	69,370	$412,751	Nil
Robert Cross Non-Executive Chair	300,000 200,000	$ $	5.08 3.39	Apr 11, 2028 Jan 18, 2026	$ $	261,000 512,000	79,213	$471,317	Nil
Dr. Volker Berl Director	300,000 200,000	$ $	5.08 6.08	Apr 11, 2028 Jul 20, 2026		$261,000 Nil	46,870	$278,876	Nil
Claudia D’Orazio Director	300,000		$5.08	Apr 11, 2028		$261,000	19,685	$117,125	Nil
Anca Rusu Director	300,000		$5.08	Apr 11, 2028		$261,000	19,685	$117,125	Nil

Notes:

1.	The value of Options is based on the difference between the closing price of Common Shares on June 30, 2023 of $5.95 and the exercise price of the Options.

2.	The value of the DSUs is based on the closing price of Common Shares on June 30, 2023 of $5.95.

Incentive Plan Awards – Value Vested or Earned During the Year

The following provides a summary of the value of all incentive plan awards that vested for each Director during the year ended June 30, 2023:

Name and position	Option-based awards – Value vested during the year(1) (CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Anthony Alvaro Director	Nil	Nil	Nil
Jeffrey Barber Director	Nil	Nil	Nil
Robert Cross Non-Executive Chair	Nil	Nil	Nil
Dr. Volker Berl Director	Nil	Nil	Nil
Claudia D’Orazio Director	Nil	Nil	Nil
Anca Rusu Director	Nil	Nil	Nil

Notes:

1.	This is aggregate dollar value that would have been realized if the Options vested during the year had been exercised on their respective vesting dates. This is calculated by multiplying the number of Options that vested during the year by the difference between the closing price of the Common Shares on the date of vesting and the exercise price of the Options.

The following provides information relating to amounts received upon the exercise of Options for each Director during the year ended June 30, 2023:

Name and position	Number of Options exercised	Option exercise price (CDN$)		Share price on exercise date (CDN$)		Value realized on exercise (CDN$)
Anthony Alvaro Director	1,100,000		$0.76		$5.68		$5,412,000
Jeffrey Barber Director	300,000		$0.76		$5.25		$1,347,000
Robert Cross Non-Executive Chair	400,000 100,000 100,000 350,000	$ $ $ $	0.76 0.76 1.40 1.40	$ $ $ $	5.14 5.50 5.50 5.25	$ $ $ $	1,752,000 474,000 410,000 1,347,500
Dr. Volker Berl Director	Nil		Nil		Nil		Nil
Claudia D’Orazio Director	Nil		Nil		Nil		Nil
Anca Rusu Director	Nil		Nil		Nil		Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information with respect to all compensation plans under which equity securities are authorized for issuance as of June 30, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by securityholders	10,161,004	$4.43	7,114,216	(2)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	10,161,004	$4.43	7,114,216

Notes:

1.	Based 172,752,197 Common Shares issued and outstanding as June 30, 2023.

2.	Represents the maximum number of Common Shares available for issuance under the Option Plan and Incentive Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this Circular or “routine indebtedness”, as that term is defined in Form 51-102F5 of NI 51-102, none of

(a)	the individuals who are, or at any time since the beginning of the last financial year of the Company were, a director or officer;

(b)	the proposed nominees for election as directors; or

(c)	any associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any subsidiary of the Company, or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:

(a)	a director or officer;

(b)	a director or executive officer of a person or company that is itself an Informed Person or a subsidiary;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than ten percent (10%) of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the notes to the Company’s financial statements for the financial years ended June 30, 2022 and 2023, none of

(a)	the Informed Persons of the Company;

(b)	the proposed nominees for election as a director; or

(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

MANAGEMENT CONTRACTS

Except as disclosed herein, the Company is not a party to a management contract whereby management functions are to any substantial degree performed other than by the directors or officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Company for the financial year ended June 30, 2023 (the “Financial Statements”) and the report of the auditor thereon (the “Auditor’s Report”), will be presented to Shareholders at the Meeting. The Financial Statements, Auditor’s Report, and management’s discussion and analysis (“MD&A”) for the financial year ended June 30, 2023 are available under the Company’s profile on SEDAR+ at www.sedarplus.com. The Notice of Meeting, Circular, Financial Statements and Proxy will be available from TSX Trust or from the office of the Company, at Suite 1625, 1075 West Georgia Street, Vancouver, BC, Canada, V6E 3C9.

Appointment of Auditor

The auditor of the Company, PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), was appointed effective October 17, 2022. The Board proposes to re-appoint PwC, as auditor for the Company, to hold office until the close of the next annual general meeting of Shareholders of the Company. The resolution to approve the re-appointment of PwC will also authorize the Board to fix its remuneration.

Management recommends a vote FOR the appointment of PwC as the Company’s auditor to hold office until the close of the next annual general meeting of Shareholders at a remuneration to be fixed by the Board. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR such resolution.

Fixing the Number of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. Management proposes, and the persons named in the accompanying form of proxy intend to vote in favour of, fixing the number of directors for the ensuing year at seven.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each proxy, properly executed, FOR fixing the number of directors at seven (7) for the ensuing year.

Election of Directors

Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his or her successor is duly elected, unless his or her office is earlier vacated, in accordance with the articles of the Company.

Majority Voting

In accordance with the Canada Business Corporations Act (the “CBCA”), for all uncontested shareholder meetings held on or after August 31, 2022, each director will be elected at the Meeting only if the number of votes cast “for” the nominee represents a majority of the total votes cast “for” and “against” them. Notwithstanding the above, under the CBCA majority voting rules, if an incumbent director is not elected by a majority of votes at the Meeting, the incumbent director will be permitted to continue in office until the earlier of (i) the 90th day after the Meeting; and (ii) the day on which their successor is appointed or elected.

Management recommends a vote FOR the nominees listed herein. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR the seven (7) nominees listed herein. Management does not contemplate that any of the nominees will be unable to serve as a director.

Information Concerning Nominees Submitted by Management

The following table sets out the names of the persons proposed to be nominated by Management for election as a director, the province or state and country in which he or she is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he or she has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of Common Shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular.

Name, Province and Country of ordinary residence(1), and positions held with the Company	Principal occupation and, IF NOT an elected director, principal occupation during the past five years(1)	Date(s) serving as a director(2)	No. of shares beneficially owned or controlled(1)
Robert Cross, Non-Executive Chair(4)(6) British Columbia, Canada	Independent Investor and Chairman of the Company	Since September 4, 2018	1,936,401	(7)
Dr. Andrew Robinson, President and COO(6) British Columbia, Canada	Current principal occupation is Chief Operating Officer of the Company	Since June 5, 2017	2,839,544
Robert Mintak, CEO British Columbia, Canada	Current principal occupation is Chief Executive Officer of the Company	Since March 21, 2017	3,167,999
Jeffrey Barber(3)(4) Alberta, Canada	Principal of a private investment company	Since January 23, 2017	430,000
Dr. Volker Berl(3)(4)(5) New York, USA	Managing Partner of New Age Ventures	Since July 20, 2021	1,450,000
Claudia D’Orazio(3)(4)(5) Ontario, Canada	Executive Vice President and Chief Human Resources and Technology Officer for Centerra Gold Inc.	Since January 16, 2023	Nil
Anca Rusu(5)(6) Ontario, Canada	Member of the Management Board of RGLNG, Global Infrastructure Partners representative and Board member Moss Lake Partners LP	Since January 16, 2023	Nil

Notes:

1.	The information as to the province and country of residence, principal occupation and Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as of May 15, 2024, being the Record Date.

2.	Directors elected at the Meeting will hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed.

3.	Member of the Audit Committee.

4.	Member of the Compensation Committee.

5.	Member of the Corporate Governance and Nominating Committee.

6.	Member of the HSSE Committee (as defined below).

7.	562,401 shares held by Paloduro Investments Inc., a company controlled by Robert Cross.

Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions

For purposes of the disclosure in this section, an “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than thirty (30) consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant company that was in effect for a period of more than thirty (30) consecutive days whether or not the proposed director was named in the order.

To be best of knowledge of the Company, none of the proposed directors, including any personal holding company of a proposed director:

(a)	is, as at the date of this Circular, or has been, within the ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(b)	is, as at the date of this Circular, or has been, within the ten (10) years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director, or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Advance Notice By-Law

The Company’s by-laws include advance notice procedures for Shareholders, who at the close of business on the date of the giving of the advance notice, and on the record date for notice of such meeting of Shareholders, are entered in the securities register as holders of one or more shares carrying the right to vote or who beneficially own shares that are entitled to be voted at such meeting (the “Nominating Shareholders”), to nominate a person for election as director of the Company.

For nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the President, CEO or Secretary of the Company at the principal executive offices of the Company. To be timely, a Nominating Shareholder’s notice to the President, CEO or Secretary of the Company must be made:

(a)	in the case of an annual meeting of Shareholders, not less than thirty (30) days prior nor more than sixty five (65) days to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than fifty (50) days after the date on which the first public announcement (the “Notice Date”) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. Unless otherwise directed by the Board, any adjournment, rescheduling or postponement of a meeting of Shareholders or announcement thereof will not result in the commencement of a new time period for the giving of a Nominating Shareholder’s notice as described above.

Shareholder Proposals

A Shareholder intending to submit a proposal at the Company’s next annual general and special meeting of Shareholders must comply with the applicable provisions of the CBCA. The Company will include a Shareholder proposal in the management information circular prepared for such annual general meeting of Shareholders provided such proposal and declarations as required by the CBCA are received by the Company within the timeframe required by the CBCA and provided such proposal is required by the CBCA to be included in the Company’s management information circular. The final date by which the Company was to receive shareholder proposals for the Meeting was January 5, 2024.

Shareholders should carefully review the provisions of the CBCA relating to a Shareholder proposal and consult with a legal advisor.

Ratifying of By-Law

On April 16, 2024, the Board approved By-Law No. 1 as the Company’s general by-law, pursuant to the amalgamation of the Company’s subsidiary, Texas Lithium Holdings Corp. into the Company. By-Law No. 1, the full text of which is reproduced at Schedule “C” to this Circular, will be implemented as the Company’s general by-law.

By-Law No. 1 is standard in its form and governs all aspects of the business and affairs of the Company, such as the establishment of a quorum for meetings of directors and shareholders, the conduct of such meeting, signing authorities, the appointment of officers, the description of the officers’ duties, the establishment of committees of the board, the authority of persons to contract on behalf of the Company and similar matters. The advance notice provisions are designed to ensure that where a shareholders’ meeting is called for the election of directors, all Shareholders, and in particular, Shareholders whose votes are being cast by proxy and who are not able to attend the meeting, receive adequate notice of director nominations in order to be able to make informed decisions as to how to cast their votes on the election of directors.

At the Meeting, Shareholders are being asked to pass an Ordinary Resolution, the text of which is set out below, to approve By-Law No. 1 (the “By-Law Resolution”).

The text of the By-Law Resolution will be as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	By-Law No. 1 (as defined and described in the Company’s management information circular dated May 15, 2024), substantially in the form attached to the management information circular, with such amendments as the directors of the Company may authorize and approve from time to time, be and the same is hereby approved and confirmed as the new general by-law for the Company, to be effective, in accordance with the laws of Canada; and

2.	Any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”

Management recommends a vote FOR the By-Law Resolution. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR such resolution.

Re-Approval of Option Plan

The Company’s existing Option Plan was last approved by Shareholders on April 4, 2023. The Company is seeking re-approval of the Option Plan from Shareholders in accordance with the applicable rules and policies of the Exchange. If, at the Meeting, the Company does not obtain Shareholder approval of the Option Plan, the existing Option Plan will continue to remain in place.

The following summary of the Option Plan is qualified in its entirety by the terms of the Option Plan.

The purpose of the Option Plan is to advance the interests of the Company by encouraging the Directors, Officers, Employees, Management Company Employees and Consultants (each, as defined in the policies of the Exchange) of the Company and of its subsidiaries (each, an “Eligible Person”), if any, to acquire Common Shares, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentives in their efforts on behalf of the Company in the conduct of its affairs.

The Option Plan shall be administered by the Board or by a committee of the Board appointed from time to time pursuant to rules of procedure fixed by the Board.

The aggregate maximum number of Common Shares available for issuance from treasury under the Option Plan and any other Security Based Compensation Plan(s) (as defined in the policies of the Exchange) of the Company, subject to certain adjustment under the Option Plan, shall not exceed ten percent (10%) of the total number of Common Shares outstanding as of the date of any grant of Options. If any Option granted under the Option Plan shall expire or terminate for any reason in accordance with the terms of the Option Plan without being exercised, the un-purchased Common Shares subject thereto shall again be available for the purpose of the Option Plan.

The Option Plan introduces the concept of “net exercise rights” and “cashless exercise rights”.

Subject to the rules and policies of the Exchange, and except with respect to Options held by Investor Relations Service Providers (as defined in the policies of the Exchange), participants have the right (the “Net Exercise Right”), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the participant to the Company electing to exercise the Net Exercise Right and, in lieu of receiving the Common Shares to which such terminated Option relates, to receive the number of Common Shares (the “Option Shares”), disregarding fractions, which is equal to the quotient obtained by dividing:

a)	The product of the number of Options being exercised multiplied by the difference between the VWAP (as defined below) of the Common Shares on the date of exercise and the exercise price; by

b)	the VWAP of the Common Shares on the date of exercise.

“VWAP” means the volume weighted average trading price of the Common Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five trading days immediately preceding the applicable reference date.

Subject to the rules and policies of the Exchange and the provisions of the Option Plan, the Board may determine in its discretion to grant a participant the right to exercise an Option on a “cashless exercise” basis, on such terms and conditions as the Board may determine in its discretion (including with respect to the withholding and remittance of taxes imposed under applicable law) (the “Cashless Exercise Right”).

Pursuant to an arrangement between the Company and a brokerage firm, the brokerage firm will loan money to a participant to purchase the Common Shares underlying the participant’s Options, with the brokerage firm then selling a sufficient number of Common Shares to cover the exercise price of the Options in order to repay the loan made to the participant. The participant will then receive the balance of Common Shares underlying the participant’s Options or the cash proceeds from the balance of such Common Shares underlying the participant’s Options. In either case, the Company shall promptly receive an amount equal to the exercise price and all applicable withholding obligations, as determined by the Company, against delivery of the Common Shares to settle the applicable trade.

If a participant exercises either the Net Exercise Right or Cashless Exercise Right in connection with an Option, the number of Options exercised, surrendered or converted, and not the number of Option Shares actually issued by the Company, must be included in calculating the limits noted below under the Option Plan.

Subject to the terms of the Option Plan, the Board shall determine to whom Options shall be granted, the terms and provisions of the respective Option agreements, the time or times at which such Options shall be granted and vested, and the number and class of shares to be subject to each Option.

The exercise price of the Common Shares subject to each Option shall be determined by the Board, subject to applicable Exchange approval, at the time any Option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

As noted above, the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other Security Based Compensation Plan(s) of the Company shall not exceed ten percent (10%) of the issued and outstanding Common Shares as of the date of any grant of Options, and is also subject to the following additional limitations:

a)	The maximum aggregate number of Common Shares that are issuable pursuant to the Option Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one Eligible Person must not exceed five percent (5%) of the then outstanding number of Common Shares;

b)	The maximum aggregate number of Common Shares that are issuable pursuant to all Options granted in any twelve (12) month period to all Investor Relations Service Providers (as defined in the policies of the Exchange) in aggregate must not exceed two percent (2%) of the then outstanding number of Common Shares. Options granted to Investor Relations Service Providers must vest in stages over a period of not less than twelve (12) months such that no more than one-quarter of the Options vest in any three (3) month period. Investor Relations Service Providers may not receive any Security Based Compensation (as defined in the policies of the Exchange) option than Options;

c)	The maximum aggregate number of Common Shares that are issuable pursuant to the Option Plan and all other Security Based Compensation Plan(s) of the Company granted or issued to Insiders (as defined in the policies of the Exchange) (as a group) must not exceed ten percent (10%) of the issued and outstanding Common Shares at any point in time (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange);

d)	The maximum aggregate number of Common Shares that are issuable pursuant to the Option Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to Insiders (as a group) must not exceed ten percent (10%) of the then outstanding number of Common Shares (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange); and

e)	The maximum aggregate number of Common Shares that are issuable pursuant to the Option Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one Consultant must not exceed two percent (2%) of the then outstanding number of Common Shares.

The number of Common Shares subject to an Option granted to any one participant shall be determined by the Board, but no one participant shall be granted an Option which exceeds the maximum number permitted by the Exchange.

Each Option and all rights thereunder shall be expressed to expire on the date set out in the Option agreement and shall be subject to earlier termination in certain prescribed circumstances under the Option Plan, provided that in no circumstances shall the duration of an Option exceed the maximum term permitted by the Exchange. For greater certainty, in no circumstances shall the maximum term exceed ten (10) years, subject to extension where the expiry date falls within a “Black Out Period” (as defined in the Option Plan).

If a participant shall cease to be an Eligible Person for any reason (other than death), such participant may exercise his or her Option to the extent that the participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within thirty (30) days, subject to adjustment at the discretion of the Board, after the participant ceases to be an Eligible Person. In the event the participant was engaged in Investor Relations Activities (as defined in the policies of the Exchange), exercise must occur within thirty (30) days after the cessation of the participant’s services to the Company. Notwithstanding the above, any Options granted or issued to a participant must expire within a reasonable period, not exceeding twelve (12) months following the date the participant ceases to be an Eligible Person.

At the Meeting, Shareholders are being asked to pass an Ordinary Resolution, the text of which is set out below, to approve the Option Plan (the “Option Plan Resolution”).

The text of the Option Plan Resolution will be as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	The Option Plan (as defined and described in the Company’s management information circular dated May 15, 2024), pursuant to which the board of directors may, from time to time, authorize the issuance of options of the Company to acquire common shares of the Company (each, a “Share”) in accordance with the Option Plan to a maximum of 10% of the issued and outstanding Shares at the time of, be and is hereby authorized and approved, subject to approval of the TSX Venture Exchange; and

2.	Any one director or officer of the Company is hereby authorized, instructed and empowered, acting for, in the name of, and on behalf of the Company, to do or to cause all such other acts and things in the opinion of such director or officer of the Company as may be necessary or desirable in order to fulfill the intent of this foregoing resolution.”

Management recommends a vote FOR the Option Plan Resolution. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR such resolution.

Re-Approval of Incentive Plan

The Company’s existing Incentive Plan was last approved by Shareholders on April 4, 2023. The Company is seeking re-approval of the Incentive Plan from Shareholders in accordance with the applicable rules and policies of the Exchange. If, at the Meeting, the Company does not obtain Shareholder approval of the Incentive Plan, the existing Incentive Plan will continue to remain in place.

The following summary of the Incentive Plan is qualified in its entirety by the terms of the Incentive Plan.

The purpose of the Incentive Plan is to provide for the acquisition of Common Shares by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of Directors, Officers, Employees and Consultants of the Company (as defined in the policies of the Exchange) and its subsidiaries, to reward participants for their performance of services for the Company and its subsidiaries and to secure for the Company and the Shareholders the benefits inherent in the ownership of Common Shares by Directors, Officers, Employees and Consultants of the Company and its subsidiaries, it being generally recognized that share unit plans aid in attracting, retaining and encouraging Directors, Officers, Employees and Consultants due to the opportunity offered to them to acquire a proprietary interest in the Company.

The Incentive Plan shall be administered by the Committee and the Committee shall have full authority to administer the Incentive Plan including the authority to interpret and construe any provision of the Incentive Plan and to adopt, amend and rescind such rules and regulations for administering the Incentive Plan as the Committee may deem necessary in order to comply with the requirements of the Incentive Plan.

a)	The aggregate maximum number of Common Shares available for issuance from treasury under the Incentive Plan, and any other Security Based Compensation Plan(s) adopted by the Company, subject to certain adjustments under the Incentive Plan, shall not exceed ten percent (10%) of the total number of Common Shares outstanding as of the date of any grant of Share Units;

b)	The maximum aggregate number of Common Shares that are issuable pursuant to the Incentive Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one participant must not exceed five percent (5%) of the then outstanding number of Common Shares;

c)	The maximum aggregate number of Common Shares that are issuable pursuant to the Incentive Plan and all other Security Based Compensation Plan(s) of the Company granted or issued to Insiders (as a group) must not exceed ten percent (10%) of the issued and outstanding Common Shares at any point in time (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange);

d)	The maximum aggregate number of Common Shares that are issuable pursuant to the Incentive Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to Insiders (as a group) must not exceed ten percent (10%) of the then outstanding number of Common Shares (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange);

e)	The maximum aggregate number of Common Shares that are issuable pursuant to the Incentive Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one Consultant must not exceed two percent (2%) of the then outstanding number of Common Shares; and

f)	So long as the Company is subject to Exchange requirements, no Share Unit may be issued to anyone engaged to perform Investor Relations Activities for the Company.

The term for Share Units is up to ten (10) years but may be such shorter term as the Company chooses.

Notwithstanding any other provision of the Incentive Plan to the contrary, no Share Unit may vest before the date that is one (1) year following the date the Share Unit is granted or issued, provided that this requirement may be accelerated for a participant who dies or who ceases to be a participant under the provisions hereof in connection with a change of control, take-over bid, reverse take-over or other similar transaction.

The Committee shall have the right to grant, in its sole and absolute discretion, to any participant rights to acquire Common Shares (i.e. ‘Share Units’) in consideration of past services to the Company, subject to the Incentive Plan, and agreement with a participant and with such provisions, conditions (including any performance conditions), expiry date and restrictions as the Committee may determine. Share Units may be:

•	‘Restricted Share Units’ – means a Share Unit which is only subject to a specified length of passage of time that a Share Unit is not exercisable and the participant holding such Share Unit remains ineligible to receive Common Shares;

•	‘Performance Share Units’ – means a Share Unit which is based on the attainment of performance condition(s) in the future (with or without any specified length of passage of time) that a Share Unit is not exercisable and the participant holding such Share Unit remains ineligible to receive Common Shares; and

•	‘Deferred Share Units’ – means a Share Unit which is subject to the occurrence of a termination or retirement event that a Share Unit is not exercisable and the participant holding such Share Unit remains ineligible to receive Common Shares.

Under the Incentive Plan, at the end of the passage of time, in the case of Restricted Share Units; the attainment of performance condition(s) in the future (with or without any specified length of passage of time), in the case of Performance Share Units; or on a termination or retirement event, in the case of Deferred Share Units, subject to any applicable conditions pursuant to the terms of such Share Unit, and without the payment of additional consideration or any other further action on the part of the holder of the Share Unit, the Company shall issue to the participant holding the Share Unit one Common Share for each Share Unit held by the participant.

The Committee shall have the discretion to grant Performance Share Units which allow for the holder thereof receiving a number of Common Shares based on the achievement of performance ratios or multipliers as the Committee may determine upon such grant. Notwithstanding the foregoing, any additional Common Shares issued based on a multiplier will be included in the calculation set out above. The Company will settle in cash in the event it does not have sufficient Common Shares to satisfy the obligation in Common Shares, or where the issuance of Common Shares would result in a breach of the calculations set out above, provided that such settlement shall be no later than December 31 of the third (3rd) calendar year after the calendar year in which the services to which the Share Units relate were rendered.

In the event a cash dividend is paid to Shareholders on the Common Shares while Share Units are outstanding, the Committee may, in its sole discretion, elect to credit each participant with additional Share Units (on the same terms and conditions as the Share Units in respect of which such additional Share Units are credited).

In the event of the death of a participant, any Share Units held by such participant will vest on the date of death of such participant and the Common Shares represented by the Share Units held by such participant will be issued to the participant’s estate as soon as reasonably practical thereafter, but in any event no later than ninety (90) days thereafter. In the event of the disability of a participant (determined in accordance with the Company’s normal disability practices), any Share Units held by such participant will vest on the date in which such participant is determined to be totally disabled and the Common Shares represented by the Share Units held by the participant will be issued to the participant as soon as reasonably practical, but in any event no later than thirty (30) days following receipt by the Company of notice of disability

In the event of (i) a Change of Control (as defined in the Incentive Plan) and (ii) the Participant is subject to a Triggering Event (as defined in the Incentive Plan) concurrently or following such Change of Control, all Share Units outstanding shall immediately vest and be settled by the issuance of Common Shares notwithstanding the applicable restricted period, performance conditions or deferred payment date.

At the Meeting, Shareholders are being asked to pass an Ordinary Resolution, the text of which is set out below, to approve the Incentive Plan (the “Incentive Plan Resolution”).

The text of the Incentive Plan Resolution will be as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	The Incentive Plan (as defined and described in the Company’s management information circular dated May 15, 2024), pursuant to which the board of directors may, from time to time, authorize the issuance of share units of the Company to acquire common shares of the Company (each, a “Share”) in accordance with the Incentive Plan to a maximum of 10% of the issued and outstanding Shares at the time of, be and is hereby authorized and approved, subject to approval of the TSX Venture Exchange; and

2.	Any one director or officer of the Company is hereby authorized, instructed and empowered, acting for, in the name of, and on behalf of the Company, to do or to cause all such other acts and things in the opinion of such director or officer of the Company as may be necessary or desirable in order to fulfill the intent of this foregoing resolution.”

Management recommends a vote FOR the Incentive Plan Resolution. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR such resolution.

OTHER MATTERS

As of the date of this Circular, Management knows of no other matters to be acted upon at the Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the Proxy.

AUDIT COMMITTEE DISCLOSURE

The charter of the Company’s Audit Committee and other information required to be disclosed by National Instrument 52-110 – Audit Committees, (“NI 52-110”) is attached to this Circular as Schedule “A”.

CORPORATE GOVERNANCE DISCLOSURE

The information required to be disclosed by National Instrument 58-101 – Disclosure of Corporate Governance Practices is attached to this Circular as Schedule “B”.

DIVERSITY DISCLOSURE

Pursuant to section 172.1 of the CBCA, the Company is required to and hereby discloses its diversity practices as follows:

Term Limits

Directors are to be elected at each annual general meeting of Shareholders to hold office for a term expiring at the next annual general meeting of Shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the CBCA. The identification of potential candidates for nomination as directors of the Company is carried out by all directors, who are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals and business contacts. The Company has not adopted term limits for members of the Board or other mechanisms for Board renewal. The Company recognizes the benefit that new perspectives, ideas and business strategies can offer and supports periodic Board renewal. The Board also recognizes that a director’s experience and knowledge of the Company’s business is a valuable resource. Accordingly, the Board believes that the Company and the Shareholders are best served by the regular assessment of the effectiveness of the Board rather than by fixed age, tenure and other limits.

Designated Groups

The Board is committed to maintaining high standards of corporate governance in all aspects of the Company’s business and affairs and recognizes the benefits of fostering greater diversity in the boardroom. A fundamental belief of the Board is that a diversity of perspectives maximizes the effectiveness of the Board and decision-making in the best interests of the Company. The Company has not adopted a formal written policy related to the identification and nomination of designated groups (as defined in the Employment Equity Act (Canada)) for directors. The Company nonetheless appreciates the value of a diverse Board and management and believes that diversity helps it reach its efficiency and skill objectives for the greater benefit of Shareholders.

No specific quota or targets for representation of designated groups on the Board or for executive officer positions has been adopted so as to allow the Company to perform an overall assessment of the qualities and skills of a potential candidate instead of concentrating on designated groups. The Company has nonetheless implemented processes to identify and assess the necessary and desirable competencies and characteristics for Board membership to ensure that the Board possesses, as a whole, an appropriate mix of expertise, skills, attributes and personal and professional backgrounds given the nature of the Company’s business, with due consideration given to diversity of gender, age, race, ethnicity, cultural background and other factors, as applicable. When the Company selects candidates for the Board or for executive officer positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, including whether the individual is a member of a designated group, to best bring together a selection of candidates allowing the Company to perform efficiently and act in the best interest of the Company and the Shareholders.

As of the date of this Circular, the Company has a total of eight directors and one member of senior Management, who is not also a director. Currently, two of the Company’s directors are women and none are members of a visible minority. To the knowledge of the Company, none of the Company’s directors or members of senior Management are Aboriginal peoples or persons with disabilities.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.com. Copies of the Company’s Financial Statements and MD&A may be obtained without charge upon request from the Company, at Suite 1625 – 1075 West Georgia Street, Vancouver, BC, Canada, V6E 3C9.

Financial information is provided in the Company’s Financial Statements and MD&A for its most recently completed financial year ended June 30, 2023.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to each director, to each Shareholder whose Proxy has been solicited and to the auditor, PwC, have been approved by Board.

DATED at Vancouver, British Columbia, this 15th day of May, 2024.

By order of the Board of Directors.

STANDARD LITHIUM LTD.

/s/ “Robert Mintak”
Robert Mintak
Director and Chief Executive Officer

Schedule “A”

FORM 52-110F1
AUDIT COMMITTEE DISCLOSURE

Audit Committee

The Audit Committee (the “Audit Committee”) is responsible for the Company’s financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Company’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitors the independence of those auditors. The Audit Committee is also responsible for reviewing the Company’s financial strategies, its financing plans and its use of the equity and debt markets.

Audit Committee Charter

The following Audit Committee charter was adopted by the Company’s Board and Audit Committee:

Purpose of the Audit Committee

The Audit Committee is a committee of the Board of Directors (the “Board”) of the Company charged with oversight of financial reporting as well as related disclosure, internal controls, regulatory compliance and risk management functions.

Composition

The Audit Committee shall be composed of no fewer than three directors, all of whom shall be independent directors of the Company, within the meaning of section 1.4 of NI 52-110, and who otherwise satisfy the laws governing the Company and the experience requirements of securities law, stock exchanges and any other regulatory requirements.

The Audit Committee members shall be appointed by the Board annually and serve at the pleasure of the Board, and the Board may at any time remove or replace any member of the Audit Committee and may fill any vacancy with another Board member, as required. An Audit Committee member shall cease to be a member of the Audit Committee upon ceasing to be a director of the Company. The Board shall appoint a chair (the “Chair”) and a secretary from among the Audit Committee members.

Qualifications and Experience

Each member of the Audit Committee must be financially literate, meaning that the director has the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company’s financial statements.

At least one member of the Audit Committee shall be a ‘financial expert’ within the meaning of Applicable Laws. The financial expert should have the following competencies:

•	An understanding of financial statements and accounting principles used by the Company to prepare its financial statements;

•	The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

•	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity comparable to the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•	An understanding of internal controls and procedures for financial reporting; and

•	An understanding of Audit Committee functions.

Risk Oversight

In addition to the specific responsibilities enumerated below, the Audit Committee shall be responsible for reviewing financial risks of the business and overseeing the implementation and evaluation of appropriate risk management practices. This will involve inquiring with management regarding how financial risks are managed and seeking opinions from management and the independent auditor regarding the adequacy of risk mitigation strategies.

Audit Committee Responsibilities

In addition to such other duties as may be delegated by the Board, the Audit Committee shall:

1.	Financial Statements: Review the Company’s interim and annual financial statements, MD&A and related press releases, as well as disclosure documents and statutory reports including such information, and recommend Board approval of such documents. Review status of significant accounting estimates and judgements implemented in connection with the financial report of the Company.

2.	Variances: Obtain explanations from management for significant variances between comparative reporting periods and question management and the independent auditor regarding any significant financial reporting issues raised during the fiscal period and the method of resolution.

3.	Internal Controls: Inquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management regarding internal controls, which should include an assessment of risk with respect to financial reporting.

4.	Auditor: Recommend Board approval for the appointment of the Company’s independent auditor. Oversee the work of the independent auditor and evaluate their performance; ensure the objectivity and independence of the auditor; ensure that the independent auditor reports directly to the Audit Committee; review and approve the independent auditor’s plans for the annual audit and interim review engagements including the total estimate cost of each; and ensure that any disagreements between management and the independent auditor regarding financial reporting are resolved.

5.	Non-audit Services: Approve all audit and non-audit services to be provided to the Company and its subsidiaries by the independent auditor. The Chair of the Audit Committee may pre-approve such services on behalf of the Audit Committee provided that such approvals are presented at the Audit Committee meeting following such pre-approval. In order to obtain pre-approval, management should detail the work to be performed by the independent auditor and obtain the assurance from the independent auditor that the proposed work will not impair their independence.

Certain de minimis non-audit services will satisfy the pre-approval requirement provided:

•	the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Company and its subsidiaries to the independent auditor during the fiscal year in which the services are provided;

•	the Company or its subsidiaries, did not recognize the services as non-audit services at the time of the engagement; and

•	the services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the annual audit.

6.	Whistleblower: Oversee the Company’s whistleblower program that provides an opportunity for confidential and anonymous submissions of concerns regarding questionable accounting or auditing matters and other potential violations of the Company’s Code of Business Conduct and Ethics.

7.	Hiring: Review and approve the Company’s policies regarding the hiring of current and past partners and employees of the Company’s present or former independent auditor.

8.	Going Concern: Review management’s assessment of the Company as a going concern, including the long-term viability of the business model implemented by management.

9.	Legal Compliance: Review with legal counsel the Company’s compliance with applicable laws and regulations, as well as inquiries received from regulators and governmental agencies, to the extent they have a material impact on the financial reporting of the Company.

10.	Reporting: Report to the Board on a quarterly basis on the proceedings of Audit Committee meetings.

11.	Mandate: Annually review the Audit Committee’s mandate and assess the Audit Committee’s functioning and performance relative to the requirements set out within this charter.

Chairman Responsibilities

The Chairman of the Audit Committee shall:

1.	Convene and preside over Audit Committee meetings and ensure they are conducted in an efficient, effective and focused manner.

2.	Oversee management with the preparation of an agenda and ensure that meeting materials are prepared and disseminated in a timely manner.

3.	Ensure that the Audit Committee has sufficient time and information to make informed decisions.

4.	Provide leadership to the Audit Committee and management with respect to matters covered by this charter.

5.	Provide continuing education opportunities for all members of the Audit Committee to enhance their expertise and competencies with finance and accounting.

Authority

The Audit Committee has authority to:

1.	Appoint, compensate and oversee the work of any registered public accounting firm retained by the Company.

2.	Conduct or authorize investigations into any matters within its scope of responsibility, including with respect to whistleblower submissions.

3.	Retain, at the Company’s expense, independent legal, accounting or other advisors to assist the Audit Committee in carrying out its duties or to assist in the conduct of an investigation.

4.	Meet with management, the independent auditor and other advisors, as necessary.

5.	Obtain full access to the books, records, facilities and personnel of the Company and its subsidiaries.

6.	Call a meeting of the Board to consider any matter of concern to the Audit Committee.

Meetings

The Audit Committee shall meet as often as it deems necessary, but not less frequently than quarterly. A quorum for the transaction of business at all meetings shall be a majority of members. Decisions shall be made by an affirmative vote of the majority of members in attendance and the Audit Committee Chair shall not have a deciding or casting vote.

An in-camera session of independent directors shall take place at least quarterly. The Audit Committee may also request to meet separately with management, internal auditors, independent auditors or other advisors. Meeting minutes shall be recorded and maintained, as directed by the Chair of the Audit Committee.

Composition of the Audit Committee

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company's Board, reasonably interfere with the exercise of the member's independent judgment.

The current members of the Audit Committee are Claudia D’Orazio (Chair), Volker Berl and Jeffrey Barber, all of whom are independent and all of whom are financially literate as defined by NI 52-110.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All members of the Audit Committee hold professional accounting designations and have been involved in enterprises which publicly report financial results, each of which requires a working understanding of, and ability to analyze and assess, financial information (including financial statements).

Claudia D’Orazio

Ms. D’Orazio serves as an independent Director of the Company and is also Executive Vice President and Chief Human Resources and Technology Officer for Centerra Gold Inc. Ms. D’Orazio has over 30 years’ experience as a Senior Executive and has an extensive background in human resources, risk management, internal audit, information technology, supply chain management, integrations, treasury and finance. Prior to joining Centerra, Ms. D’Orazio held several executive roles at Pembina Pipeline Corporation from 2006 to 2020 including, Corporate Controller, Vice President & Treasurer, Vice President Risk and Compliance and most recently, was Vice President Human Resources. Ms. D’Orazio began her career at KPMG Canada and joined The Royal Bank of Canada for over 10 years in various Accounting and Finance roles. Ms. D’Orazio holds a Bachelor of Commerce degree, specializing in Accounting & Management Information Systems and a CPA designation from McGill University.

Dr. Volker Berl

Dr. Berl is the founder, managing partner, and Chief Executive Officer of New Age Ventures. Prior to this, Dr. Berl was Vice President of Equity Research Pharmaceuticals for Deutsche Bank and Chief Technology Officer for the bioscience company Zymes LLC. Dr. Berl holds an MBA from Concordia University and completed a postdoctoral chemistry fellowship at Stanford University. Before earning his Ph.D. in Strasbourg, Dr. Berl finished a Masters in Chemical Engineering at the École Nationale Supérieure de Chimie, Polymères et Matériaux, in France.

Jeffrey Barber

Mr. Barber was a co-founder and managing partner of a boutique M&A advisory firm in Calgary from 2012 to 2016. Prior, Mr. Barber was an investment banker with Raymond James Limited for four years and held investment banking and equity research positions at Canaccord Genuity Corp. before that. Mr. Barber began his career as an economist with Deloitte LLP. He is a CFA charter holder and holds a Masters in Finance and Economics from the University of Alberta.

Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), and any exemption, in whole or in part, in Part 8 (Exemptions).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee charter provides for the Audit Committee to establish the auditors’ fees. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management of the Company believes that the fees negotiated in the past with the auditors of the Company were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

External Auditor Service Fees

The following table sets forth the aggregate fees billed to the Company by the external auditor for services rendered in the fiscal years ended June 30, 2023 and 2022.

	FYE 2023	FYE 2022
Audit Fees(1)	$92,800	$75,000
Audit-Related Fees(2)	$66,340	$38,500
Tax fees(3)	$55,500	$22,500
All Other Fees(4)	$26,943	$20,250
	$241,583	$156,250

Notes:

1.	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.

2.	“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Schedule “B”

FORM 58-101F1
CORPORATE GOVERNANCE DISCLOSURE

Item 1: Board Of Directors

Independence

The board of directors of the Company (the “Board”) supervises the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

The Board currently consists of eight (8) directors:

Director	Independence
Robert Cross(1)	Independent
Dr. Andrew Robinson	Not independent
Robert Mintak	Not independent
Jeffrey Barber	Independent
Anthony Alvaro	Not independent
Dr. Volker Berl	Independent
Claudia D’Orazio	Independent
Anca Rusu	Independent

Notes:

1.	Mr. Cross is the Chair of the Board (the “Chair”).

Five of the Company’s eight director are “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and three are not independent. Mr. Andrew Robinson is not independent as a result of holding a current executive position as President and Chief Operating Officer of the Company. Mr. Robert Mintak is not independent as a result of holding a current executive position as Chief Executive Officer of the Company. Mr. Anthony Alvaro is not independent as a result of his consulting services provided to the Company for compensation.

Directors’ Attendance Record

The table below summarizes the number of Board and committee meetings attended by each director during the 2023 fiscal year. Each director attended 100% of the Board meetings and committee meetings (during which time they were a member) from June 30, 2022 to June 30, 2023, with the exception of one director who attended 80% of the Board meetings and 100% of the Compensation Committee meetings of which they were a member.

Director(1)	Board	Audit Committee	Compensation Committee	Overall Attendance
Robert Cross	5 of 5 (100%)	4 of 4 (100%)	1 of 1 (100%)	100%
Dr. Andrew Robinson	4 of 5 (80%)	N/A	N/A	80%
Robert Mintak	5 of 5 (100%)	N/A	N/A	100%
Jeffrey Barber	5 of 5 (100%)	4 of 4 (100%)	1 of 1 (100%)	100%
Anthony Alvaro	5 of 5 (100%)	N/A	N/A	100%
Dr. Volker Berl	5 of 5 (100%)	4 of 4 (100%)	1 of 1 (100%)	100%
Claudia D’Orazio	2 of 5 (40%)(1)	N/A	N/A	40%
Anca Rusu	2 of 5 (40%)(1)	N/A	N/A	40%

Notes:

1.	Ms. Claudia D’Orazio and Ms. Anca Rusu joined the Board on January 17, 2023 and attended 100% of the Board and committee meetings thereafter.

Item 2: Directorships

The following directors of the Company are also currently directors of the following reporting issuers:

Director	Name of Reporting Issuer
Robert Cross	Klimat X Developments Inc.
Robert Mintak	Telescope Innovations Corp.
Dr. Andrew Robinson	Telescope Innovations Corp.
Anthony Alvaro	WSM Ventures Corp.
Jeffrey Barber	Helium Evolution Corp. Atha Energy Corp.
Dr. Volker Berl	FTAC Zeus Acquisition Corp.

Item 3: Board Mandate

The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that the Company continues to operate as a successful business, and to optimize financial returns to increase the Company’s value over time while effectively managing the risks confronting the organization.

Item 4: Position Descriptions

The Board has adopted written position descriptions for the Chair and the CEO to delineate their respective roles and responsibilities.

The responsibilities of the Chair include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board committees functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior officers; and fostering ethical and responsible decision making by the Board and its individual members. The Chair is also required to coordinate and preside at all meetings of the Board and shareholders, in each case to ensure compliance with applicable law and the Company’s corporate governance practices.

The CEO is to be the leader of an effective and cohesive management team for the Company, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company and ensure that the Company achieves its strategic objectives. The CEO works with, and is accountable to, the Board with due regard to the Board’s requirement to be informed and independent.

Item 5: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Company’s business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its directors. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

Item 6: Ethical Business Conduct

The Board has adopted a formal code of ethics. In the Board’s view, the fiduciary duties placed on individual directors by corporate legislation and the common law, and the restrictions placed by corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, along with the Company’s code of business conduct and ethics, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Company promotes an ethical business culture. Directors and officers of the Company are encouraged to conduct themselves and the business of the Company with the utmost honesty and integrity, including disclosing any material interest in considered transactions and agreements. Directors are also encouraged to consult with the Company’s professional advisors with respect to any issues related to ethical business conduct.

Item 7: Nomination of Directors

The Board has adopted the Corporate Governance and Nominating Committee as a formal nomination committee. The identification of potential candidates for nomination as directors of the Company is primarily done by the Corporate Governance and Nominating Committee, but all directors are encouraged to participate in the identification and recruitment of new directors. In the Board’s view, tasking the Corporate Governance and Nominating Committee with the process of identifying and recruiting new candidates for election or appointment as directors, including assessing the competencies and skills of identified individuals, ensures an objective nomination process. Potential candidates are primarily identified through referrals by business contacts.

Item 8: Compensation

The Compensation Committee reviews annually and recommends to the Board compensation for directors and officers. The Compensation Committee may meet more frequently during the year to review compensation matters and may engage third party consultants to assist in evaluating compensation matters, if needed.

The current members of the Compensation Committee are Robert Cross (Chair), Dr. Volker Berl, Claudia D’Orazio and Jeffrey Barber, all of whom are independent and all of whom have direct experience that is relevant to his responsibilities in executive compensation. For more information, see the heading “Compensation Committee” above.

Item 9: Other Board Committees

The Board does not currently have any standing committees other than the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety, Social, Environment Committee (the “HSSE Committee”).

Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSSE Committee
Claudia D’Orazio (Chair)	Robert Cross (Chair)	Dr. Volker Berl (Chair)	Anca Rusu (Chair)
Jeffrey Barber	Jeffrey Barber	Anca Rusu	Dr. Andrew Robinson
Dr. Volker Berl	Dr. Volker Berl	Claudia D’Orazio	Robert Cross
-	Claudia D’Orazio	-	-

Item 10: Assessments

The Board does not have any formal process for assessing the effectiveness of the Board, its committees, or individual directors. Such assessments are done on an informal basis by the CEO and the Board as a whole.

Schedule “C”

BY-LAW No. 1

C-5

BY-LAW NO. 1

a by-law relating generally to the transaction of the business and affairs of

STANDARD LITHIUM LTD.
(the “Corporation”)

Article 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

In this by-law and all other by-laws of the Corporation:

(a)	“Act” means the Canada Business Corporations Act or any statute which may be substituted therefor, including the regulations thereunder, as amended from time to time;

(b)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada

(c)	“articles” means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

(d)	“board” means the board of directors of the Corporation;

(e)	“by-laws” means the by-laws of the Corporation in force as amended or restated from time to time;

(f)	“director” means a director of the Corporation as defined in the Act;

(g)	“meeting of shareholders” means an annual meeting of shareholders or a special meeting of shareholders;

(h)	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

(i)	“officer” means an officer of the Corporation as defined in the Act; and

(j)	“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

(k)	“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

1.2	Interpretation

In this by-law and all other by-laws of the Corporation:

(a)	words importing the singular include the plural and vice-versa; and words importing gender include all genders; and

(b)	all words used in this by-law and defined in the Act shall have the meanings given to such words in the Act or in the related Parts thereof.

Article 2
GENERAL BUSINESS

2.1	Registered Office

The registered office of the Corporation shall be in the province within Canada specified in the articles and at such place and address therein as the board may from time to time determine.

2.2	Seal

The Corporation may have a seal which shall be adopted and may be changed by the board.

2.3	Financial Year

Until changed by the board, the financial year of the Corporation shall end on the 31st day of December in each year.

2.4	Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by any director or officer or as otherwise directed by the board.

2.5	Execution in Counterpart, by Facsimile, and by Electronic Signature

(a)	Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by means of secure electronic signature (as defined in the Act) or facsimile;

(b)	any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document; and

(c)	subject to the Act, wherever a notice, document or other information is required under the Act or the by-laws to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document.

Notwithstanding the foregoing, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed.

2.6	Voting Rights in Other Bodies Corporate

Any officer or director may execute and deliver proxies and take any other steps as in the officer’s or director’s opinion may be necessary or desirable to permit the exercise on behalf of the Corporation of voting rights attaching to any securities held by the Corporation. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.7	Banking Arrangements

The banking business of the Corporation, or any part or division of the Corporation, shall be transacted with such bank, trust Corporation or other firm or body corporate as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers or other persons as the board may designate, direct or authorize from time to time and to the extent thereby provided.

Article 3
BORROWING

3.1	Borrowing

Without limit to the powers of the board as provided in the Act, the board may from time to time on behalf of the Corporation:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

3.2	Delegation

Subject to the Act, the board may from time to time delegate to a director, a committee of directors, an officer or such other person or persons so designated by the board all or any of the powers conferred on the board by section 3.1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

Article 4
DIRECTORS

4.1	Duties of Directors

The board shall manage or supervise the management of the business and affairs of the Corporation.

4.2	Qualification

At least twenty-five per cent of the directors of the Corporation must be resident Canadians. However, if the Corporation has less than four directors, at least one director must be a resident Canadian.

4.3	Term of Office

A director’s term of office (subject to the provisions, if any of the articles of the Corporation and to the provisions of the Act) shall be from the date of on which he or she is elected or appointed until the annual meeting next following.

4.4	Eligibility Requirements at Meetings

The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least twenty-five percent of the directors present are resident Canadians, or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where

(a)	a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b)	the required number of resident Canadian directors would have been present had that director been present at the meeting.

4.5	Quorum

A majority of the number of directors in office from time to time or, and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting. Notwithstanding vacancies, a quorum of directors may exercise all of the powers of the board.

4.6	Calling of Meetings

Meetings of the board shall be held from time to time at the registered office of the Corporation or at any other place within or outside Canada, on such day and at such time as the board, the chairperson of the board, the president or any two directors may determine.

4.7	Notice of Meetings

Notice of the time and place of each meeting of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held and need not be in writing. A notice of meeting need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities;

(d)	issue shares of a series under section 27 of the Act;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)	pay a commission referred to in section 41 of the Act;

(h)	approve a management proxy circular referred to in Part XIII of the Act;

(i)	approve a take-over bid circular or directors’ circular referred to in Part XVII of the Act;

(j)	approve any financial statements referred to in section 155 of the Act; or

(k)	adopt, amend or repeal by-laws.

4.8	First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting following the meeting of shareholders at which such board is elected.

4.9	Resolution in Lieu of Meeting

Notwithstanding any of the provisions in this by-law, but subject to the Act or any unanimous shareholder agreement, a resolution in writing, signed by all of the directors of the Corporation entitled to vote on that resolution at a meeting of directors is valid as if it had been passed at.

4.10	Chairperson and Secretary

The chairperson of the board or, in the chairperson’s absence, the chief executive officer or, in the chief executive officer’s absence, an executive officer shall be chairperson of any meeting of the board. If none of these officers are present, the directors present shall choose one of their number to be chairperson. The secretary of the Corporation shall act as secretary at any meeting of the board and, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint a person who need not be a director to act as secretary of the meeting.

4.11	Votes to Govern

At all meetings of the board any question shall be decided by a majority of the votes cast on the question and in the case of an equality of votes the chairperson of the meeting shall not be entitled to a second or casting vote. Any question at a meeting of the board shall be decided by a show of hands unless a ballot is required or demanded.

4.12	Participation by Telephonic, Electronic or other Communication Facility

Subject to the Act, if all of the directors of the Corporation consent, a director may participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director’s consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board held while the director holds office. A director participating in a meeting by such means shall be deemed to be present at that meeting.

4.13	Electronic Voting

Subject to the Act, a director participating in a meeting by telephonic, electronic or other communication facility in accordance with section 4.9 may vote by means of such facility.

4.14	Conflict of Interest

A director or officer of the Corporation who is a party to a material transaction or material contract, or proposed material transaction or material contract with the Corporation, is a director or an officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve any transaction. If a material transaction or material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if the director or officer disclosed his interest in accordance with the provisions of the Act and the transaction or contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved.

4.15	Advance Notice

(a)	Nomination Procedures

Subject only to the Act and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors:

(i)	by or at the direction of the board, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)	by any person (a “Nominating Shareholder”):

who, at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting of shareholders, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and who complies with the notice procedures set forth below in this By-law.

(b)	Timely Notice

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the President, C.E.O or Secretary of the Corporation at the principal executive offices of the Corporation in accordance with section 4.15(d) below.

(c)	Manner of Timely Notice

To be timely, a Nominating Shareholder’s notice to the President, C.E.O or Secretary of the Corporation must be made:

(i)	in the case of an annual meeting of shareholders, not less than 30 days prior nor more than 65 days to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first Public Announcement (the “Notice Date”) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(ii)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made. Unless otherwise directed by the board, any adjournment, rescheduling or postponement of a meeting of shareholders or the announcement thereof will not result in the commencement of a new time period for the giving of a Nominating Shareholders notice as described above.

(d)	Proper Form of Timely Notice

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person for the last five years; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or over which the proposed nominee exercises direction or control as of the later of the date of such Notice of Nominee or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (E) any other information relating to the nominee that would be required to be disclosed in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws regardless of whether the nominee or Nominating Shareholder is required to prepare or file an information circular; and (F) the Corporation may require the Nominating Shareholder or any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation , that would reasonably be expected to be material to the independence or qualifications of such proposed nominee or that may otherwise be necessary in order for shareholders to be able to form a reasoned judgment on whether to vote for, or withhold their vote with respect of such proposed nominee; and

(ii)	as to the Nominating Shareholder giving the notice, any information relating to such Nominating Shareholder that would be required to be made in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

(e)	Notice to be updated

All information to be provided in a timely notice pursuant to section 4.15(b) above shall be provided as of the date of such notice. If requested by the Corporation, the Nominating Shareholder shall update such information forthwith so that it is true and correct in all material respects as of the record date for the meeting of shareholders.

(f)	Eligibility for Nomination as a Director

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded and not submitted to a vote at such meeting.

(g)	Delivery of Notice

Notwithstanding any other provision of the Advance Notice Provisions, notice given to the Corporation pursuant to the Advance Notice Provisions may only be given by personal delivery or facsimile transmission and shall be deemed to have been given at the time of personal delivery to the President or CEO, and Secretary of the Corporation at the address of the principal executive offices of the Corporation, or if sent by facsimile transmission at the time of confirmed transmission, provided however, that if transmitted after 5:00 p.m. (Vancouver time) then such notice shall be deemed to have been given on the next day that is a business day.

(h)	Board Discretion

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this By-law.

Article 5
COMMITTEES

5.1	Audit Committee

The directors shall appoint from among their number an audit committee whose composition and function will conform with applicable law. The audit committee shall have the functions provided in the Act.

5.2	Other Committees

The board may designate and appoint additional committees of directors and, subject to the limitation prescribed by the Act, may delegate to such committees any of the powers of the board.

5.3	Procedure

Subject to the Act and unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure.

Article 6
OFFICERS

6.1	Appointment of Officers

The board may from time to time designate the offices of the Corporation, appoint persons to such offices, specify their duties and, subject to any limitations prescribed in the Act, may delegate to them powers to manage the business and affairs of the Corporation.

6.2	Remuneration and Removal

The remuneration of all officers appointed by the board of directors shall be determined from time to time by resolution of the board of directors. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him or her from receiving such remuneration as may be determined. All officers, in the absence of agreement to the contrary, shall be subject to removal by resolution of the board of directors at any time, with or without cause.

6.3	Powers and Duties

All officers shall sign such contracts, documents or instruments in writing as require their respective signatures and shall respectively have and perform all powers and duties incident to their respective offices and such other powers and duties respectively as may from time to time be assigned to them by the board.

6.4	Duties may be delegated

In case of the absence or inability to act of any officer of the Corporation the board of directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

6.5	Chair of the Board

The chair of the board (if any) shall, when present, preside at all meetings of the board of directors, the committee of directors (if any) and the shareholders.

Article 7
PROTECTION OF DIRECTORS AND OFFICERS

7.1	Limitation of Liability

No director or officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other director, officer, employee or agent of the Corporation or any other person;

(b)	any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be loaned out or invested;

(c)	any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited;

(d)	any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation; or

(e)	any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director’s or officer’s respective office or in relation thereto,

unless the same shall happen by or through the director’s or officer’s failure to exercise the powers and to discharge the duties of the director’s or officer’s office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve such director or officer from liability for a breach of the Act.

7.2	Indemnity of Directors and Officers

(a)	The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b)	The Corporation may not indemnify an individual under paragraph (a) unless the individual:

(i)	acted honestly and in good faith with the view to the best interests of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request, as the case may be; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

(c)	The Corporation shall advance moneys to such individual for the costs, charges and expenses of a proceeding referred to in paragraph (a) provided such individual agrees in advance, in writing, to repay the moneys if the individual does not fulfill the condition of paragraph (b).

(d)	If required by an individual referred to in paragraph (a), the Corporation shall seek the approval of a court to indemnify such individual or advance moneys under paragraph (c) in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which such individual is made a party because of the individual’s association with the Corporation or other entity as described in paragraph (a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (b).

(e)	Notwithstanding paragraph (a), an individual referred to in paragraph (a) is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in paragraph (a), if the individual seeking indemnity:

(i)	was not adjudged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(ii)	fulfills the conditions set out in paragraph (b).

7.3	Indemnification of Others

Subject to the Act, the Corporation may indemnify its employees, agents and such other persons, other than those referred to in section 7.2, as the directors may determine.

7.4	Insurance

The Corporation may purchase and maintain insurance for the benefit of an individual referred to in section 7.1 against any liability incurred by such individual:

(a)	in the individual’s capacity as a director or officer of the Corporation; or

(b)	in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the Corporation’s request.

7.5	Indemnities Not Exclusive

Each of the provisions of this Article 7 shall be in addition to and not in substitution for or derogation from any rights to which any person referred to herein may otherwise be entitled.

Article 8
MEETINGS OF SHAREHOLDERS

8.1	Annual and Special Meetings

Subject to the Act, the annual meeting of shareholders shall be held on such day and at such time in each year as the board, or the chairperson of the board, or the president in the absence of the chairperson of the board, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. The directors of the Corporation may call a special meeting of the shareholders at any time.

8.2	Place of Meetings

Subject to the Act, meetings of shareholders shall be held at such place within Canada as the directors shall determine or at such place outside Canada as may be specified in the articles or agreed to by all of the shareholders entitled to vote at the meeting.

8.3	Notice of Meetings

Subject to the Act, notice of the time and place of each meeting of shareholders shall be sent not less than 21 days nor more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation.

8.4	Participation in Meeting by Electronic Means

Subject to the Act and the consent of the directors or all of the shareholders entitled to vote at the meeting, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means shall be deemed to be present at the meeting.

8.5	Electronic Meetings

Subject to the Act and the consent of the directors or all of the shareholders entitled to vote at the meeting, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.6	Chairperson and Secretary

The chairperson of the board or, in the chairperson’s absence, the president or, in the president’s absence, a vice-president shall be chairperson of any meeting of shareholders. if none of these officers are present within 15 minutes after the time appointed for holding the meeting, the persons present and entitled to vote shall choose a chairperson from amongst themselves. The secretary of the Corporation shall act as secretary at any meeting of shareholders or. if the secretary of the Corporation be absent, the chairperson of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.

8.7	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those persons entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

8.8	Quorum

A quorum of shareholders is present at a meeting of shareholders, if the holders of 5% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons. A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting.

8.9	Shareholder Representatives

A body corporate or association which is a shareholder of the Corporation may be represented at a meeting of shareholders by any individual authorized by a resolution of its directors or governing body and such individual may exercise on behalf of the body corporate or association which such individual represents all the powers it could exercise if it were an individual shareholder.

8.10	Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof prior to the time of voting.

8.11	Voting

Any question at a meeting of shareholders shall be decided by a show of hands unless a ballot is required or demanded. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution.

8.12	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairperson may require, or any shareholder or proxyholder entitled to vote at the meeting may demand, a ballot. A ballot so required or demanded shall be taken in such manner as the chairperson shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which each person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon that question.

8.13	Electronic Voting

(a)	Notwithstanding section 8.11, any person participating in a meeting of shareholders by telephonic, electronic, or other communication facility in accordance with section 8.4 and entitled to vote at the meeting may vote by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

(b)	Any vote referred to in section 8.11 or 8.12 may be held entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility, provided, in each case, that the facility:

(i)	enables the votes to be gathered in a manner that permits their subsequent verification; and

(ii)	permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

8.14	Casting Vote

In case of an equality of votes at any meeting of shareholders either upon a show of hands or upon a ballot, the chairperson of the meeting shall not be entitled to a second or casting vote.

8.15	Adjournment

The chair of any meeting may with the consent of the meeting adjourn the same from time to time to a fixed time and place and no notice of such adjournment need to given to the shareholders unless the meeting is adjourned by one or more adjournments for an aggregate of thirty days or more in which ease notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting for which no notice is required, which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

Article 9
SHARES/SECURITIES

9.1	Allotment and Issuance

Subject to the provisions of section 25 of the Act, shares in the capital of the Corporation may be allotted and issued by resolution of the board of directors at such times and on such terms and conditions and to such persons or class of persons as the board of directors determines.

The board of directors may also from time to time issue or grant options to purchase, or authorize the issue or grant of options to purchase, any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine or authorize, provided that no share shall be issued until it is fully paid.

9.2	Securities Records

The Corporation shall maintain a register of shares and other securities in which it records the shares and other securities issued by it in registered form, showing with respect to each class or series of shares and other securities:

(a)	the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

(b)	the number of shares or other securities held by each holder; and

(c)	the date and particulars of the issue and transfer of each share or other security.

9.3	Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. One person may be appointed both registrar and transfer agent and the board may at any time terminate any such appointment.

9.4	Non-recognition of Trusts

Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect thereof and otherwise to exercise all the rights and powers of an owner of a share.

9.5	Security Certificates

Security certificates shall be signed by at least one of the following persons:

(a)	any director or officer of the Corporation;

(b)	a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf; or

(c)	a trustee who certifies it in accordance with a trust indenture.

Signatures may be printed or otherwise mechanically reproduced on the security certificates and every such signature shall for all purposes be deemed to be the signature of the person whose signature it reproduces and shall be binding upon the Corporation. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

9.6	Shareholder Entitled to Certificate or Acknowledgment

Each registered shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Corporation is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or an acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

9.7	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Corporation nor any director, officer or agent of the Corporation is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

9.8	Transfer Agent and Registrar

The directors may from time to time by resolution appoint or remove one or more transfer agents and/or branch transfer and/or branch (which may or may not be the same individual or body corporate) for the securities issued by the Corporation in registered form (or for such securities of any class or classes) and may provide for the registration of transfers of such securities (or such securities of any class or classes) in one or more places and such transfer and/or branch transfer and/or registrars and/or branch registrars shall keep all necessary books and registers of the Corporation for the registering of such securities (or such securities of the class or in respect of which any such appointment has been made). In the event of any such appointment in respect of the shares (or the shares of any class or classes) of the Corporation, all share certificates issued by the Corporation in respect of the shares (or the shares of the class or classes in respect of which and such appointment has been made) of the Corporation shall be countersigned by or on behalf of one of the said transfer agents and/or branch transfer agents and by or on behalf of one of the said registrars and/or branch registrars, if any.

9.9	Securities Registers

A central securities register of the Corporation shall be kept at the registered office of the Corporation or at such other office or place in Canada as may from time to time be designated by resolution of the board of directors and a branch securities register or registers may be kept at such office or offices of the Corporation or other place or places, either in or outside Canada, as may from time to time be designated by resolution of the directors.

9.10	Surrender of Certificates

No transfer of shares shall be recorded or registered unless or until the certificate representing the shares to be transferred has been surrendered and cancelled.

Article 10
DIVIDENDS AND RIGHTS

10.1	Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

10.2	Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at such holder’s address recorded in the Corporation’s securities register, unless in each case such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address recorded in the securities register of the Corporation. The mailing of such cheque, in such manner, unless the cheque is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.3	Non-receipt of Cheques

In the event of non-receipt or loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt or loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

10.4	Unclaimed Dividends

Any dividend unclaimed after a period of two years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.

Article 11
NOTICES

11.1	Method of Giving Notice

Unless the Canada Business Corporations Act or By-Law No. 1 provide otherwise, a notice, statement, report or other record required or permitted by the Canada Business Corporations Act or By-Law No. 1 to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Corporation or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Corporation or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	unless the intended recipient is the auditor of the Corporation, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	unless the intended recipient is the auditor of the Corporation, sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient;

(6)	as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Corporation.

11.2	Deemed Receipt

A notice, statement, report or other record that is:

(1)	mailed to a person by ordinary mail to the applicable address for that person referred to in Article 11.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Article 11.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3)	e-mailed to a person to the e-mail address provided by that person referred to in Article I 1.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.

11.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Corporation or of any other corporation acting in that capacity on behalf of the Corporation stating that a notice, statement, report or other record was sent in accordance with Article 11.1 is conclusive evidence of that fact.

11.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Corporation to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

11.5	Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Corporation to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Corporation for that purpose by the persons claiming to be so entitled; or

(2)	if an address referred to in paragraph (1)(b) has not been supplied to the Corporation, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

11.6	Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 11.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Corporation shall not be required to send any further records to the shareholder until the shareholder informs the Corporation in writing of his or her new address.

11.7	Waiver of Notice

Any shareholder (or such shareholder’s duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive the provision of any notice or document, or waive or abridge the time for any notice or document, required to be provided to such person under any provision of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the provision or in the timing of such notice or document, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board, which may be given in any manner. Attendance of a director at a meeting of directors or of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Article 12
MISCELLANEOUS

12.1	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

12.2	Invalidity

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

12.3	Effective Date

This by-law shall come into force upon the continuance of the Corporation under the Act.

12.4	Repeal

All other by-laws of the Corporation shall be repealed upon the coming into effect of this by-law. However, such repeal shall not affect the previous operation of such by-law or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to such by-law prior to its repeal. All officers and persons acting under such repealed by-law shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board with continuing effect passed under such by-law shall continue in force until amended or repealed, except to the extent inconsistent with this by-law.

Article 13

EFFECTIVE DATE

13.1	Effective Date

This by-law shall come into force when made by the directors in accordance with the Act.

MADE by the Board on April 16, 2024.

/s/ “Robert Mintak”
Authorized Signatory

CONFIRMED by the Shareholders on April ____, 2024.

Authorized Signatory